Exhibit 99.1

Chunghwa Telecom Co., Ltd.

Financial Statements for the

Years Ended December 31, 2018 and 2017 and

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

Opinion

We have audited the accompanying financial statements of Chunghwa Telecom Co., Ltd. (the Company), which comprise the balance sheets as of December 31, 2018 and 2017, and the statements of comprehensive income, changes in equity and cash flows for the years then ended, and the related notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and its financial performance and its cash flows for the years then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers.

Basis for Opinion

We conducted our audits in accordance with the Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with The Norm of Professional Ethics for Certified Public Accountant of the Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for the year ended December 31, 2018. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

The descriptions of the key audit matters of the financial statements for the year ended December 31, 2018 are as follows:

Revenue Recognition on Mobile Services

Key audit matter:

As disclosed in Note 40 to the financial statements, mobile service revenue is the Company’s one source of main revenues and is also an important indicator for the public to evaluate competitiveness and growth potential of telecommunications companies. The calculation of the Company’s mobile services revenue highly relies on an automated computer environment in which the systems are complex due to combinations of the various mobile service price plans and process large volumes of data. Consequently, whether mobile services revenue is appropriately recognized is considered as one of the key audit matters.

Corresponding audit procedures:

We tested the effectiveness of the general information technology controls over the information systems used to process the mobile services revenue and relevant controls over the mobile service revenue process from call records, rate calculations, and billing procedures to accounting information system.

Moreover, we performed the following audit procedures on a sample basis: (1) inspected mobile service customers’ contracts; (2) performed live call testing and re-calculated the call records on the basis of corresponding price plans; (3) checked that the calculations of call records agreed with customers’ bills; and (4) checked that the amounts transferred from the mobile service system agreed with the accounting information system.

Revenue Recognition on Project Business

Key audit matter:

The project business mainly provides customers with combinations of one or more equipment and/or services. When the Company provides a project business, part of the obligations or service may likely be outsourced to third parties. Hence, the judgment on whether the Company is acting as a principal or an agent is required in order to determine if revenue should be reported gross as principal versus net as agent. Please refer to Notes 3 and 4 to the financial statements for the details. Due to highly customized nature of the project business, whether project revenue is recognized appropriately is considered as one of the key audit matters.

Corresponding audit procedures:

We tested the effectiveness of controls over the project revenue, including those over principal-versus-agent considerations and revenue recognition.

Moreover, we performed the following audit procedures on a sample basis: (1) inspected project contracts; (2) evaluated the reasonableness of the evaluation forms prepared by authorized personnel on whether the Company is acting as a principal or an agent; (3) re-calculated the project revenue and checked that they agreed with the accounting records; (4) obtained confirmations; and (5) checked the source documents and tested the amounts received.

Emphasis of Matter

As discussed in Note 5 to the financial statements, the Company initially applied IFRS 9 “Financial instruments” and IFRS 15 “Revenue from contracts with customers” in 2018. Our audit opinion is not modified in respect of this matter.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, and for such internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the audit committee, are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the auditing standards generally accepted in the Republic of China will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with the auditing standards generally accepted in the Republic of China, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

2.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

5.

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the financial statements. We are responsible for the direction, supervision, and performance of the audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements for the year ended December 31, 2018 and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partners on the audit resulting in this independent auditors’ report are Mr. Hung Peng Lin and Mr. Ching Pin Shih.

/s/ Hung Peng Lin	/s/ Ching Pin Shih

Deloitte & Touche

Taipei, Taiwan

Republic of China

March 19, 2019

Notice to Readers

The accompanying financial statements are intended only to present the financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

DECEMBER 31, 2018 AND 2017

(In Thousands of New Taiwan Dollars)

	2018		2017
ASSETS	Amount	%	Amount	%
CURRENT ASSETS
Cash and cash equivalents (Notes 3 and 6)	$16,922,851	4	$19,744,416	5
Hedging financial assets (Notes 3 and 20)	1,069	—	—	—
Contract assets—current (Notes 3, 5 and 27)	1,653,886	—	—	—
Trade notes and accounts receivable, net (Notes 3, 4, 5, 10 and 27)	27,851,879	6	29,627,307	7
Receivables from related parties (Note 35)	817,874	—	1,006,442	—
Inventories (Notes 3, 4, 5 and 11)	10,471,759	2	3,834,008	1
Prepayments (Notes 12 and 35)	1,438,962	—	1,771,460	—
Other current monetary assets (Notes 13 and 25)	5,671,132	1	2,671,540	1
Other current assets (Notes 5 and 19)	2,509,572	1	2,107,270	—

Total current assets	67,338,984	14	60,762,443	14

NONCURRENT ASSETS
Financial assets at fair value through profit or loss (Notes 3, 4, 5 and 7)	517,362	—	—	—
Financial assets at fair value through other comprehensive income (Notes 3, 4, 5 and 8)	6,533,053	1	—	—
Available-for-sale financial assets (Notes 3, 5 and 9)	—	—	3,071,198	1
Financial assets carried at cost (Notes 3, 5 and 14)	—	—	2,411,738	1
Investments accounted for using equity method (Notes 3, 5 and 15)	15,696,310	4	14,771,770	3
Contract assets—noncurrent (Notes 3, 5 and 27)	667,259	—	—	—
Property, plant and equipment (Notes 3, 4, 16 and 35)	281,056,057	64	281,413,852	64
Investment properties (Notes 3, 4 and 17)	8,212,437	2	7,973,018	2
Intangible assets (Notes 3, 4 and 18)	50,404,295	11	54,283,253	13
Deferred income tax assets (Notes 3 and 29)	3,041,999	1	2,279,124	1
Incremental costs of obtaining contracts (Notes 3, 5 and 27)	7,620,704	2	—	—
Net defined benefit assets (Notes 3, 4 and 25)	1,149,402	—	—	—
Prepayments (Notes 12 and 35)	1,852,675	—	1,870,604	—
Other noncurrent assets (Note 19)	4,726,124	1	5,093,183	1

Total noncurrent assets	381,477,677	86	373,167,740	86

TOTAL	$448,816,661	100	$433,930,183	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 3, 5 and 7)	$897	—	$94	—
Hedging derivative financial liabilities (Notes 3, 5 and 20)	—	—	850	—
Contract liabilities—current (Notes 3, 5, 24 and 27)	10,686,892	2	—	—
Trade notes and accounts payable (Note 21)	16,773,477	4	15,645,102	4
Payables to related parties (Note 35)	4,443,212	1	4,223,065	1
Current tax liabilities (Notes 3, 5 and 29)	4,070,910	1	4,438,738	1
Other payables (Note 22)	20,148,990	4	22,024,733	5
Provisions (Notes 3, 5 and 23)	50,844	—	115,305	—
Advance receipts (Notes 3, 5 and 24)	—	—	8,390,325	2
Other current liabilities (Note 5)	1,159,732	—	1,091,593	—

Total current liabilities	57,334,954	12	55,929,805	13

NONCURRENT LIABILITIES
Contract liabilities—noncurrent (Notes 3, 5, 24 and 27)	2,456,191	1	—	—
Deferred income tax liabilities (Notes 3 and 29)	1,957,503	—	1,388,350	—
Provisions (Notes 3 and 23)	78,627	—	78,513	—
Customers’ deposits (Note 35)	4,635,193	1	4,582,587	1
Net defined benefit liabilities (Notes 3, 4 and 25)	3,419,867	1	2,599,396	1
Deferred revenue (Notes 3 and 5)	—	—	3,611,623	1
Other noncurrent liabilities (Notes 5 and 35)	2,371,954	1	857,924	—

Total noncurrent liabilities	14,919,335	4	13,118,393	3

Total liabilities	72,254,289	16	69,048,198	16

EQUITY (Notes 5 and 26)
Common stocks	77,574,465	18	77,574,465	18

Additional paid-in capital	171,136,764	39	169,466,883	39

Retained earnings
Legal reserve	77,574,465	17	77,574,465	18
Special reserve	2,675,419	—	2,680,823	—
Unappropriated earnings	47,141,345	10	37,202,683	9

Total retained earnings	127,391,229	27	117,457,971	27

Other adjustments	459,914	—	382,666	—

Total equity	376,562,372	84	364,881,985	84

TOTAL	$448,816,661	100	$433,930,183	100

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2018 AND 2017

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2018		2017
	Amount	%	Amount	%
REVENUES (Notes 3, 5, 27, 35 and 40)	$185,331,699	100	$196,985,774	100
OPERATING COSTS (Notes 3, 5, 11, 25, 27, 28, 35 and 40)	118,829,935	64	121,512,142	62

GROSS PROFIT	66,501,764	36	75,473,632	38

OPERATING EXPENSES (Notes 3, 5, 25, 28, 35 and 40)
Marketing	18,807,803	10	24,328,558	12
General and administrative	3,427,037	2	3,522,518	2
Research and development	3,182,608	2	3,386,000	2
Expected credit loss	888,844	—	—	—

Total operating expenses	26,306,292	14	31,237,076	16

OTHER INCOME AND EXPENSES (Notes 16, 17, 28 and 40)	170,442	—	(90,819)	—

INCOME FROM OPERATIONS	40,365,914	22	44,145,737	22

NON-OPERATING INCOME AND EXPENSES
Interest income (Note 40)	114,887	—	153,205	—
Other income (Notes 8, 28 and 35)	521,177	—	662,050	—
Other gains and losses (Notes 28 and 35)	(64,694)	—	(73,924)	—
Interest expenses (Note 40)	(267)	—	(5)	—
Share of profits of subsidiaries, associates and joint ventures accounted for using equity method (Notes 5, 15 and 40)	2,579,961	1	1,417,413	2

Total non-operating income and expenses	3,151,064	1	2,158,739	2

INCOME BEFORE INCOME TAX	43,516,978	23	46,304,476	24
INCOME TAX EXPENSE (Notes 3, 5 and 29)	8,015,356	4	7,430,571	4

NET INCOME	35,501,622	19	38,873,905	20

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans (Note 25)	(1,201,469)	(1)	(2,011,048)	(1)

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2018 AND 2017

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2018		2017
	Amount	%	Amount	%
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income (Notes 3 and 26)	$(346,223)	—	$—	—
Gain or loss on hedging instruments subject to basis adjustment (Notes 3 and 20)	1,919	—	—	—
Share of unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income of subsidiaries, associates and joint ventures (Notes 3 and 26)	1,075	—	—	—
Share of remeasurements of defined benefit pension plans of subsidiaries, associates and joint ventures (Note 15)	(659)	—	(2,440)	—
Income tax benefit relating to items that will not be reclassified to profit or loss (Note 29)	445,311	—	341,878	—

	(1,100,046)	(1)	(1,671,610)	(1)

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	91,956	—	(208,928)	—
Unrealized gain or loss on available-for-sale financial assets (Note 26)	—	—	619,512	—
Cash flow hedges (Notes 20 and 28)	—	—	(263)	—
Share of exchange differences arising from the translation of the foreign operations of subsidiaries, associates and joint ventures (Note 15)	3,210	—	(11,733)	—
Share of unrealized loss on available-for-sale financial assets of subsidiaries, associates and joint ventures (Notes 15 and 26)	—	—	(10,518)

	95,166	—	388,070	—

Total other comprehensive loss, net of income tax	(1,004,880)	(1)	(1,283,540)	(1)

TOTAL COMPREHENSIVE INCOME	$34,496,742	18	$37,590,365	19

EARNINGS PER SHARE (Notes 5 and 30)
Basic	$4.58		$5.01

Diluted	$4.57		$5.00

The accompanying notes are an integral part of the financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2018 AND 2017

(In Thousands of New Taiwan Dollars)

						Other Adjustments (Notes 20 and 26)
		Additional	Retained Earnings (Note 26)			Exchange Differences Arising from the Translation of the	Unrealized Gain or Loss on	Unrealized Gain or Loss on Financial Assets at Fair Value through Other		Gain or Loss
	Common Stocks (Note 26)	Paid-in Capital (Note 26)	Legal Reserve	Special Reserve	Unappropriated Earnings	Foreign Operations	Available-for-sale Financial Assets	Comprehensive Income	Cash Flow Hedges	on Hedging Instruments	Total Equity
BALANCE, JANUARY 1, 2017	$77,574,465	$168,542,486	$77,574,465	$2,675,419	$38,342,317	$46,068	$(50,885)	$—	$(587)	$—	$364,703,748
Appropriation of 2016 earnings
Special Reserve	—	—	—	5,404	(5,404)	—	—	—	—	—	—
Cash dividends	—	—	—	—	(38,336,525)	—	—	—	—	—	(38,336,525)
Unclaimed dividend	—	3,023	—	—	—	—	—	—	—	—	3,023
Change in additional paid-in capital from investments in subsidiaries, associates and joint ventures accounted for using equity method	—	844,981	—	—	—	—	—	—	—	—	844,981
Partial disposal of interests in subsidiaries	—	76,393	—	—	—	—	—	—	—	—	76,393
Net income for the year ended December 31, 2017	—	—	—	—	38,873,905	—	—	—	—	—	38,873,905
Other comprehensive loss for the year ended December 31, 2017	—	—	—	—	(1,671,610)	(220,661)	608,994	—	(263)	—	(1,283,540)

Total comprehensive income for the year ended December 31, 2017	—	—	—	—	37,202,295	(220,661)	608,994	—	(263)	—	37,590,365

BALANCE, DECEMBER 31, 2017	77,574,465	169,466,883	77,574,465	2,680,823	37,202,683	(174,593)	558,109	—	(850)	—	364,881,985
Effect of retrospective application (Note 5)	—	—	—	—	12,393,167	—	(558,109)	883,420	850	(850)	12,718,478

BALANCE, JANUARY 1, 2018 AS ADJUSTED	77,574,465	169,466,883	77,574,465	2,680,823	49,595,850	(174,593)	—	883,420	—	(850)	377,600,463
Appropriation of 2017 earnings
Reversal of special reserve	—	—	—	(5,404)	5,404	—	—	—	—	—	—
Cash dividends	—	—	—	—	(37,204,714)	—	—	—	—	—	(37,204,714)
Unclaimed dividend	—	2,455	—	—	—	—	—	—	—	—	2,455
Change in additional paid-in capital from investments in subsidiaries, associates and joint ventures accounted for using equity method	—	950,689	—	—	—	—	—	—	—	—	950,689
Partial disposal of interests in subsidiaries	—	716,737	—	—	—	—	—	—	—	—	716,737
Net income for the year ended December 31, 2018	—	—	—	—	35,501,622	—	—	—	—	—	35,501,622
Other comprehensive loss for the year ended December 31, 2018	—	—	—	—	(756,817)	95,166	—	(345,148)	—	1,919	(1,004,880)

Total comprehensive income for the year ended December 31, 2018	—	—	—	—	34,744,805	95,166	—	(345,148)	—	1,919	34,496,742

BALANCE, DECEMBER 31, 2018	$77,574,465	$171,136,764	$77,574,465	$2,675,419	$47,141,345	$(79,427)	$—	$538,272	$—	$1,069	$376,562,372

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2018 AND 2017

(In Thousands of New Taiwan Dollars)

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$43,516,978	$46,304,476
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	26,867,479	27,587,424
Amortization	4,312,043	3,693,706
Amortization of incremental costs of obtaining contracts	9,958,119	—
Expected credit loss	888,844	—
Provision for doubtful accounts	—	637,799
Interest expenses	267	5
Interest income	(114,887)	(153,205)
Dividend income	(389,651)	(322,158)
Share of profits of subsidiaries, associates and joint ventures accounted for using equity method	(2,579,961)	(1,417,413)
Loss (gain) on disposal of property, plant and equipment	(151,309)	101,798
Property, plant and equipment transferred to expenses	—	2,565
Loss on disposal of investments accounted for using equity method	—	223
Provision for inventory and obsolescence	352,833	45,285
Reversal of impairment loss on investment properties	(19,133)	(10,979)
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	25,961	(1,262)
Loss (gain) on foreign exchange, net	(3,105)	72,078
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	359,155	—
Trade notes and accounts receivable	1,201,810	(864,894)
Receivables from related parties	188,568	(250,329)
Inventories	(7,122,670)	(1,492,081)
Other current monetary assets	(100,041)	(44,583)
Prepayments	350,427	278,109
Other current assets	(270,216)	(88,876)
Incremental cost of obtaining contracts	(5,575,998)	—
Increase (decrease) in:
Contract liabilities	3,196,632	—
Trade notes and accounts payable	1,124,526	924,625
Payables to related parties	220,147	(507,330)
Other payables	(1,195,293)	(1,045,896)
Provisions	23,225	72,486
Advance receipts	—	(556,178)
Other operating liabilities	394,170	(78,148)
Deferred revenue	—	66,342
Net defined benefit plans	(1,530,400)	53,689

Cash generated from operations	73,928,520	73,007,278
Interest paid	(267)	(5)
Income tax paid	(10,358,286)	(5,276,135)

Net cash provided by operating activities	63,569,967	67,731,138

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2018 AND 2017

(In Thousands of New Taiwan Dollars)

	2018	2017
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	$(89,580)	$—
Proceeds from return of financial assets at fair value through other comprehensive income	6,690	—
Acquisition of negotiable certificates of deposit with maturities of more than three months	(6,502,000)	(4,200,000)
Proceeds from disposal of negotiable certificates of deposit with maturities of more than three months	3,700,000	4,200,000
Proceeds from disposal of held-to-maturity financial assets	—	2,140,000
Acquisition of financial assets carried at cost	—	(300,000)
Capital reduction of financial assets carried at cost	—	12,042
Acquisition of investments accounted for using equity method	(204,900)	(340,000)
Acquisition of property, plant and equipment	(27,490,579)	(25,709,388)
Acquisition of investment properties	(5,627)	—
Proceeds from disposal of property, plant and equipment	264,290	157,740
Acquisition of intangible assets	(433,085)	(11,250,892)
Increase in other noncurrent assets	(64,036)	(713,078)
Interest received	108,389	178,928
Cash dividends received from others	389,651	322,158
Cash dividends received from subsidiaries and associates accounted for using equity method	897,743	975,440

Net cash used in investing activities	(29,423,044)	(34,527,050)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in customers’ deposits	12,597	(111,104)
Increase in other noncurrent liabilities	95,074	12,910
Cash dividends paid	(37,204,714)	(38,336,525)
Partial disposal of interests in subsidiaries without losing control	126,100	100,594
Unclaimed dividend	2,455	3,023

Net cash used in financing activities	(36,968,488)	(38,331,102)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,821,565)	(5,127,014)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	19,744,416	24,871,430

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$16,922,851	$19,744,416

The accompanying notes are an integral part of the financial statements.	(Concluded	)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 AND 2017

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of the Company were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as the Company which continues to carry out the business and the DGT continues to be the industry regulator.

Effective August 12, 2005, the MOTC completed the process of privatizing the Company by reducing the government ownership to below 50% in various stages. In July 2000, the Company received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common stocks were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of the Company’s common stocks were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of the Company’s common stocks were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common stocks of the Company by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of the Company and completed the privatization plan.

The financial statements are presented in the Company’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved and authorized for issue by the Board of Directors on March 19, 2019.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company initial applied IFRS 9 “Financial Instruments” and IFRS 15 “Revenue from Contracts with Customers” on January 1, 2018, and elected not to reflect the figures on a retrospective basis in comparative periods. Different accounting policies for each accounting period as a result of the application of new accounting standards are listed by year separately.

Statement of Compliance

The accompanying financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers (the “Regulations”).

Basis of Preparation

The financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair values and net defined benefit liabilities (assets) which are measured at the present value of the defined benefit obligation less the fair value of plan assets.

When preparing the accompanying financial statements, the Company used equity method to account for its investment in subsidiaries, associates and joint ventures. In order for the amounts of the net profit, other comprehensive income and total equity in the parent company only financial statements to be the same with those amounts attributable to the owner of the Company in its consolidated financial statements, adjustments arising from the differences in accounting treatment between parent company only basis and consolidated basis were made to the captions of “investments accounted for using equity method”, “share of profit (loss) of subsidiaries, associates and joint ventures accounted for using equity method”, “share of other comprehensive income of subsidiaries, associates and joint ventures accounted for using equity method” and related equity items, as appropriate, in the parent company only financial statements.

Current and Noncurrent Assets and Liabilities

Current assets include:

a.	Assets held primarily for the purpose of trading;

b.	Assets expected to be realized within twelve months after the reporting period; and

c.	Cash and cash equivalents unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

Current liabilities include:

a.	Liabilities held primarily for the purpose of trading;

b.	Liabilities due to be settled within twelve months after the reporting period; and

c.	Liabilities for which the Company does not have an unconditional right to defer settlement for at least twelve months after the reporting period.

Assets and liabilities that are not classified as current are classified as noncurrent.

Foreign Currencies

In preparing the Company’s financial statements, transactions in currencies other than the Company’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions.

At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Exchange differences on monetary items arising from settlement or translation are recognized in profit or loss in the period in which they arise.

Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined and related exchange differences are recognized in profit or loss. Conversely, when the fair value changes were recognized in other comprehensive income, related exchange difference shall be recognized in other comprehensive income.

Non-monetary items that are measured at historical cost in a foreign currency are not retranslated.

For the purposes of presenting financial statements, the assets and liabilities of the Company’s foreign operations (including of the subsidiaries and associates in other countries or currencies used different with the Company) are translated into New Taiwan dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income.

Cash Equivalents

Cash equivalents include commercial paper, time deposits and negotiable certificates of deposit with original maturities within three months from the date of acquisition, highly liquid, readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. These cash equivalents are held for the purpose of meeting short-term cash commitments.

Inventories

Inventories are stated at the lower of cost or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted-average method.

Investments Accounted for Using Equity Method

Investments in subsidiaries, associates and joint ventures are accounted for using equity method.

a.	Investment in subsidiaries

Subsidiaries are the entities controlled by the Company.

Under the equity method, the investment in subsidiaries is initially recognized at cost and the increase or decrease of carrying amount reflects the recognition of the Company’s share of profit or loss and other comprehensive income of the subsidiaries after the date of acquisition. Besides, the Company also recognizes the Company’s share of the change in other equity of the subsidiaries.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company’s loss of control over the subsidiaries are accounted for as equity transactions. Any difference between the carrying amounts of the investment of the subsidiaries and the fair value of the consideration paid or received is recognized directly in equity.

The acquisition cost in excess of the acquisition-date fair value of the identifiable net assets acquired is recognized as goodwill, which is included within the carrying amount of the investment and shall not be amortized. The acquisition-date fair value of the net identifiable assets acquired in excess of the acquisition cost is recognized immediately in profit or loss.

Unrealized profits and losses from downstream transactions with a subsidiary are eliminated in full. Profits and losses from upstream transactions with a subsidiary and sidestream transactions between subsidiaries are recognized in the Company’s financial statements only to the extent of interests in the subsidiary that are not related to the Company.

b.	Investments in associates and joint ventures

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. A joint venture is a joint arrangement whereby the Company and other parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Investments accounted for using the equity method include investments in associates and interests in joint ventures. Under the equity method, an investment in an associate or a joint venture is initially recognized at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the associate and joint venture as well as the distribution received. The Company also recognizes its share in changes in the associates and joint ventures.

When the Company subscribes for new shares of the associate and joint venture at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the associate and joint venture. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to additional paid-in capital. When the adjustment should be debited to additional paid-in capital but the additional paid-in capital recognized from investments accounted for using equity method is insufficient, the shortage is debited to retained earnings.

Any excess of the cost of acquisition over the Company’s share of the fair value of the identifiable net assets and liabilities of an associate or a joint venture at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and shall not be amortized. Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities over the cost of acquisition is recognized immediately in profit or loss.

When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

When the Company transacts with its associate and joint venture, profits and losses resulting from the transactions with the associate and joint venture are recognized in the Company’s financial statements only to the extent of interests in the associate and joint venture that are not related to the Company.

Property, Plant and Equipment

Property, plant and equipment are initially measured at cost and subsequently measured at cost less accumulated depreciation and accumulated impairment loss.

Property, plant and equipment in the course of construction are depreciated and classified to the appropriate categories of property, plant and equipment when completed and ready for their intended use.

Depreciation on property, plant and equipment is recognized using the straight-line method. Each significant part is depreciated separately. Freehold land is not depreciated. The estimated useful lives, residual values and depreciation method are reviewed at the end of each year, with the effect of any changes in estimate accounted for on a prospective basis.

On derecognition of an item of property, plant and equipment, the difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period in which the property is derecognized.

Investment Properties

Investment properties are properties held to earn rentals and/or for capital appreciation. Investment properties also include land held for a currently undetermined future use.

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at cost less accumulated depreciation and accumulated impairment loss. Depreciation is recognized using the straight-line method.

For a transfer from the investment properties to property, plant and equipment, the deemed cost of the property, plant and equipment for subsequent accounting is its carrying amount at the commencement of owner-occupation.

For a transfer from the property, plant and equipment to investment properties, the deemed cost of the investment properties for subsequent accounting is its carrying amount at the end of owner-occupation.

On derecognition of the investment properties, the difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period in which the property is derecognized.

Intangible Assets

Intangible assets with finite useful lives that are acquired separately are initially measured at cost and subsequently measured at cost less accumulated amortization and accumulated impairment loss. Amortization is recognized on a straight-line basis. The estimated useful life, residual value, and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. The residual value of an intangible asset with a finite useful life shall be assumed to be zero unless the Company expects to dispose of the intangible asset before the end of its economic life.

Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss in the period in which the asset is derecognized.

Impairment of Tangible Assets, Intangible Assets and Incremental Costs of Obtaining Contracts

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount, with the resulting impairment loss recognized in profit or loss.

Impairment loss from the assets related to incremental cost of obtaining contracts is recognized to the extent that the carrying amount of the assets exceeds the remaining amount of consideration that the Company expects to receive in exchange for related goods or services less the costs which relate directly to providing those goods or services.

When an impairment loss is subsequently reversed, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but only to the extent of the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized in profit or loss.

Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

a.	Financial assets

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis.

1)	Measurement category

2018

a)	Financial assets at fair value through profit or loss (FVTPL)

Financial asset is classified as at FVTPL when the financial asset is mandatorily classified as at FVTPL. Financial assets mandatorily classified as at FVTPL include investments in equity instruments which are not designated as at fair value through other comprehensive income (FVOCI).

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss does not incorporate any dividend earned on the financial asset. Fair value is determined in the manner described in Note 34.

b)	Financial assets at amortized cost

Financial assets that meet the following conditions are subsequently measured at amortized cost:

i.	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

ii.	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Subsequent to initial recognition, financial assets at amortized cost are measured at amortized cost, which equals to gross carrying amount determined by the effective interest method less any impairment loss, except for short-term receivables as the effect of discounting is immaterial. Exchange differences are recognized in profit or loss.

Interest income is calculated by applying the effective interest rate to the gross carrying amount of such financial assets.

c)	Investments in equity instruments at FVOCI

On initial recognition, the Company may make an irrevocable election to designate investments in equity instruments as at FVOCI. Designation at FVOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination.

Investments in equity instruments at FVOCI are subsequently measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in other equity. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the equity investments. Instead, it will be transferred to retained earnings.

Dividends on these investments in equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established, unless the dividends clearly represent a recovery of part of the cost of the investment.

2017

a)	Financial assets at fair value through profit or loss (FVTPL)

Financial assets are classified as at FVTPL when the financial asset is held for trading.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss does not incorporate any dividend or interest earned on the financial asset.

b)	Held-to-maturity financial assets

The Company invests in bank debentures and corporate bonds with specific credit ratings and the Company has positive intent and ability to hold to maturity, are classified as held-to-maturity investments.

Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method less any impairment loss.

c)	Available-for-sale financial assets (AFS financial assets)

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as loans and receivables, held-to-maturity financial assets or financial assets at fair value through profit or loss.

The Company invests in listed stocks and non-listed stocks. Among these investments, those that have a quoted market price in an active market are classified as AFS and measured at fair value at the end of each reporting period; the others that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period by presenting in a separate line item as financial assets carried at cost. If, in a subsequent period, the fair value of the financial assets can be reliably measured, the financial assets are remeasured at fair value. The difference between the carrying amount and the fair value is recognized in other comprehensive income. Any impairment losses are recognized in profit or loss.

Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency exchange rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognized in profit or loss. Other changes in the carrying amount of AFS financial assets are recognized in other comprehensive income and will be reclassified to profit or loss when the investment is disposed of or is determined to be impaired.

Dividends on AFS equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established.

d)	Loans and receivables

Loans and receivables (including cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other financial assets and refundable deposits) are measured at amortized cost using the effective interest method, less any impairment loss, except for short-term receivables as the effect of discounting is immaterial.

2)	Impairment of financial assets and contract assets

2018

The Company recognizes a loss allowance for expected credit losses on financial assets at amortized cost (including accounts receivable) and contract assets.

The Company recognizes lifetime Expected Credit Loss (ECL) for accounts receivable and contract assets. For all other financial instruments, the Company recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. If, on the other hand, the credit risk on the financial instrument has not increased significantly since initial recognition, the Company measures the loss allowance for that financial instrument at an amount equal to 12-month ECL.

Expected credit losses reflect the weighted average of credit losses with the respective risks of a default occurring as the weights. Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

The Company recognizes an impairment loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

2017

Financial assets, other than those at FVTPL, are assessed to determine whether there is objective evidence that an impairment loss has occurred at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For financial assets carried at amortized cost, such as held-to-maturity financial assets and trade notes and accounts receivable, assets that are individually assessed and not impaired are, in addition, assessed for impairment on a collective basis.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is mainly based on the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate. However, since the discounted effect of short-term receivables is immaterial, the impairment loss is recognized on the difference between carrying amount and estimated future cash flow.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

For AFS equity investments, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.

In respect of AFS equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income.

For financial assets that are carried at cost, the amount of the impairment loss is mainly measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss is not reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade notes and accounts receivable and other receivables, where the carrying amount is reduced through the use of an allowance account. When trade notes and accounts receivable and other receivables are considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss except for uncollectible trade notes and accounts receivable and other receivables that are written off against the allowance account.

3)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

2018

On derecognition of a financial asset measured at amortized cost in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

On derecognition of investments in equity instruments at FVOCI in its entirety, the cumulative gain or loss is directly transferred to retained earnings, and it is not reclassified to profit or loss.

2017

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

b.	Financial liabilities

1)	Subsequent measurement

Except for financial liabilities at FVTPL, all the financial liabilities are subsequently measured at amortized cost using the effective interest method.

2)	Derecognition of financial liabilities

The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

c.	Derivative financial instruments

The Company enters into derivative financial instruments to manage its exposure to foreign exchange rate risks, including forward exchange contracts.

Derivatives are initially measured at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. When the fair value of derivative financial instruments is positive, the derivative is recognized as a financial asset; when the fair value of derivative financial instruments is negative, the derivative is recognized as a financial liability.

For derivatives embedded in non-derivative host contracts that are financial assets within the scope of IFRS 9, the whole hybrid contracts shall be measured as one and the classification is determined by the entire hybrid contract. For derivatives embedded in non-derivative host contracts that are not financial assets within the scope of IFRS 9 (e.g. financial liabilities), the embedded derivatives are separated from the host contract when (1) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; (2) the risks and economic characteristics of the embedded derivatives are not closely related to those of the host contracts; and (3) the hybrid contracts are not measured at FVTPL.

Hedge Accounting

The Company designates some derivatives instruments as cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

The associated gains or losses that were recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the line item relating to the hedged item in the same period when the hedged item affects profit or loss. If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, the associated gains and losses that were recognized in other comprehensive income are removed from equity and are included in the initial cost of the non-financial asset or non-financial liability.

Before 2018, hedge accounting was discontinued prospectively when the Company revoked the designated hedging relationship; when the hedging instrument expired or was sold, terminated, or exercised; or when the hedging instrument no longer met the criteria for hedge accounting. Starting from 2018, the Company discontinues hedge accounting only when the hedging relationship ceases to meet the qualifying criteria; for instance, when the hedging instrument expires or is sold, terminated or exercised. The cumulative gain or loss on the hedging instrument that has been previously recognized in other comprehensive income from the period when the hedge was effective remains separately in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

Provisions

Provisions are measured at the best estimate of the expenditure required to settle the Company’s obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. The provisions for warranties claims and 2017 trade-in right are made by management according to the sales agreements which represent the management’s best estimate of the future outflow of economic benefits. The provisions of warranties claims and trade-in right are recognized as operating cost and the reduction of revenue, respectively, in the period in which the goods are sold.

Revenue recognition

2018

The Company identifies the performance obligations in the contract with the customers, allocates transaction price to each performance obligation and recognizes revenue when performance obligations are satisfied.

Sales of products are recognized as revenue when the Company delivers products and the customer accepts and controls the product. Except for the consumer electronic products such as mobile devices sold in channel stores which are usually in cash sale, the Company recognizes revenues for sale of other electronic devices and corresponding trade notes and accounts receivable.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance telephone services), cellular services, internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon seconds or minutes of traffic processed when the services are provided in accordance with contract terms. The usage revenues and corresponding trade notes and accounts receivable are recognized monthly.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are first recognized as contract liabilities and revenues are recognized subsequently over the average expected customer service periods, (b) monthly fees (on fixed-line services, mobile, internet and data services) and related receivables are accrued monthly, and (c) prepaid services (fixed-line, mobile, internet and data services) are recognized as contract liabilities upon collection considerations from customers and are recognized as revenues subsequently based upon actual usage by customers.

Where the Company enters into transactions which involve both the provision of telecommunications service bundled with products such as handsets, total consideration received from products and telecommunications service in these arrangements are allocated based on their relative stand-alone selling price. The amount of sales revenue recognized for products is not limited to the amount paid by the customer for the products. When the amount of sales revenue recognized for products exceeded the amount paid by the customer for the products, the difference is recognized as contract assets. Contract assets are reclassified to accounts receivable when the amounts become collectible from customers subsequently. When the amount of sales revenue recognized for products was less than the amount paid by the customer for the products, the difference is recognized as contract liabilities and revenues are recognized subsequently when the telecommunications service are provided.

For project business contracts, if a substantial part of the Company’s promise to customers is to manage and coordinate the various tasks and assume the risks of those tasks to ensure the individual goods or services are incorporated into the combined output, they are treated as a single performance obligation since the Company provides a significant integration service. The Company recognizes revenues and corresponding accounts receivable when the project business contract is completed and accepted by customers.

For service contracts such as maintenance and warranties, customers simultaneously receive and consume the benefits provided by the Company; thus revenues and corresponding accounts receivable of service contracts are recognized over the related service period.

When another party is involved in providing goods or services to a customer, the Company is acting as a principal if it controls the specified good or service before that good or service is transferred to a customer; otherwise, the Company is acting as an agent. When the Company is acting as a principal, gross inflow of economic benefits arising from transactions is recognized as revenue. When the Company is acting as an agent, revenue is recognized in the amount of commission.

2017

Revenue from the sale of goods is recognized when all the following conditions are satisfied:

a.	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

b.	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

c.	The amount of revenue can be measured reliably;

d.	It is probable that the economic benefits associated with the transaction will flow to the Company; and

e.	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade notes and accounts receivable due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance telephone services), cellular services, internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon seconds or minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, mobile, internet and data services) are accrued every month, and (c) prepaid services (fixed-line, mobile, internet and data services) are recognized as income based upon actual usage by customers.

Where the Company enters into transactions which involve both the provision of telecommunications service bundled with products such as handsets, total consideration received from products and telecommunications service in these arrangements are allocated and measured using units of accounting within the arrangement based on their relative fair values limited to the amount paid by the customer for the products.

Services revenue is recognized when service provided. Revenue from a contract to provide services is recognized by reference to the stage of completion of the contract.

Dividend income from investments is recognized when the stockholder’s right to receive payment has been established under the premises when it is probable that the economic benefit related to the transactions will flow to the Company and that the revenue can be reasonably measured.

Interest income from a financial asset is recognized when it is probable that the economic benefits related to the transactions will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

When another party is involved in providing goods or services to a customer, the Company is acting as a principal when it has exposure to the significant risks and rewards associated with the sale of goods or the rendering of services; otherwise, the Company is acting as an agent. When the Company is acting as a principal, gross inflow of economic benefits arising from transactions is recognized as revenue. When the Company is acting as an agent, revenue is recognized in the amount of commission.

Incremental costs of obtaining contracts

Commissions and equipment subsidy related to telecommunications service as a result of obtaining contracts are recognized as an asset under the incremental costs of obtaining contracts to the extent the costs are expected to be recovered, and are amortized over the contract period. However, the Company elects not to capitalize the incremental costs of obtaining contracts if the amortization period of the assets that the Company otherwise would have recognized is expected to be one year or less.

Leasing

a.	The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

b.	The Company as lessee

Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Employee Benefits

a.	Short-term employee benefits

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related service.

b.	Retirement benefits

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

Defined benefit costs (including service cost, net interest and remeasurement) under the defined benefit retirement benefit plans are determined using the projected unit credit method. Service cost (including current service cost and gains or losses on settlements) and net interest on the net defined benefit liability (asset) are recognized as employee benefits expense in the period they occur. Remeasurement, comprising (a) actuarial gains and losses; and (b) the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Net defined benefit liability (asset) represents the actual deficit (surplus) in the Company’s defined benefit plan. Any surplus resulting from this calculation is limited to the present value of any refunds from the plans or reductions in future contributions to the plans.

c.	Other long-term employee benefits

Other long-term employee benefits are accounted for in the same way as the accounting required for defined benefit plan except that remeasurement is recognized in profit or loss.

Income Tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

a.	Current tax

According to the Income Tax Act in the ROC, an additional tax of unappropriated earnings is provided for in the year the stockholders approve to retain the earnings.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

b.	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the Company’s financial statements and the corresponding tax bases used in the computation of taxable profit.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences and unused tax credits from purchases of machinery, equipment and technology and research and development expenditures to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. A previously unrecognized deferred tax asset is also reviewed at the end of each reporting period and recognized to the to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

c.	Current and deferred tax

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income, in which case, the current and deferred tax are also recognized in other comprehensive income.

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed by the management on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period. Actual results may differ from these estimates.

a.	Revenue recognition

The Company’s project agreements are mainly to provide one or more equipment or services to customers. In order to fulfill the agreements, another party may be involved in some agreements. The Company considers the following factors to determine whether the Company is a principal of the transaction: whether the Company is the primary obligation provider of the agreements, its exposures to inventory risks and the discretion in establishing prices, etc. The determination of whether the Company is a principal or an agent will affect the amount of revenue recognized by the Company. Only when the Company is acting as a principal, gross inflows of economic benefits arising from transactions is recognized as revenue.

b.	Impairment of trade notes and accounts receivable

2018

The provision for impairment of trade notes and accounts receivable is based on assumptions about risk of default and expected loss rates. The Company uses judgment in making these assumptions and in selecting the inputs to the impairment calculation, based on the Company’s past experience, current market conditions as well as forward looking information at the end of each reporting period. For details of the key assumptions and inputs used, see Note 10. Where the actual future cash flows are less than expected, a material impairment loss may arise.

2017

When there is objective evidence showed indications of impairment, the Company considers the estimation of future cash flows. The amount of impairment will be measured at the difference between the carrying amount and the present value of estimated future cash flows discounted by the original effective interest rates of the financial assets. However, as the impact from discounting short-term receivables is not material, the impairment of short-term receivables is measured at the difference between the carrying amount and the estimated undiscounted future cash flows. Where the actual future cash flows are lower than expected, a material impairment loss may arise.

c.	Fair value measurements and valuation processes

2018

For the assets and liabilities measured at fair value without quoted prices in active markets, the Company’s management determines the appropriate valuation techniques for the fair value measurements and whether to engage third party qualified appraisers based on the related regulations and professional judgments.

Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities was disclosed in Note 34. If the actual changes of inputs in the future differ from expectation, the fair value may vary accordingly. The Company updates inputs periodically to monitor the appropriateness of the fair value measurement.

d.	Provision for inventory valuation and obsolescence

Inventories are stated at the lower of cost or net realizable value. Net realizable value is calculated as the estimated selling price less the estimated selling costs. Comparison of net realizable value and cost is determined on an item by item basis, except for those similar items which could be categorized into the same groups. The Company uses the inventory holding period and turnover as the evaluation basis for inventory obsolescence losses.

e.	Impairment of tangible and intangible assets

When an indication of impairment is assessed with objective evidence, the Company considers whether the recoverable amount of an asset is less than its carrying amount and recognizes the impairment loss based on difference between the recoverable amount and its carrying amount. The estimate of recoverable amount would impact on the timing and the amount of impairment loss recognition.

f.	Useful lives of property, plant and equipment

As discussed in Note 3, “Summary of Significant Accounting Policies—Property, Plant and Equipment”, the Company reviews estimated useful lives of property, plant and equipment at the end of each year.

g.	Recognition and measurement of defined benefit plans

Net defined benefit liabilities and the resulting pension expense under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise the discount rate, employee turnover rate, average future salary increase and etc. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.

Initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), International Financial Reporting Interpretations Committee Interpretations (IFRIC) and SIC Interpretations (SIC) endorsed and issued into effect by the Financial Supervisory Commission (FSC).

Except for the following, whenever applied, the initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the IFRS, IAS, IFRIC and SIC issued by the International Accounting Standards Board and endorsed and issued into effect by the FSC (collectively, the “Taiwan-IFRSs”) does not have material impacts on the Company’s financial statements.

1)	IFRS 9 “Financial Instruments” and related amendments

IFRS 9 supersedes IAS 39 “Financial Instruments: Recognition and Measurement”, with consequential amendments to IFRS 7 “Financial Instruments: Disclosures” and other standards. IFRS 9 sets out the requirements for classification, measurement and impairment of financial assets and hedge accounting. Refer to Note 3 for information relating to the relevant accounting policies.

The requirements for classification, measurement and impairment of financial assets have been applied retrospectively on January 1, 2018, and the requirements for hedge accounting have been applied prospectively. IFRS 9 is not applicable to items that have already been derecognized on or before December 31, 2017.

Classification, measurement and impairment of financial assets and liabilities

On the basis of the facts and circumstances that existed on January 1, 2018, the Company performed an assessment of the classifications of financial assets and liabilities and elected not to restate the comparative figures.

The following table shows the original measurement categories and carrying amounts under IAS 39 and the new measurement categories and carrying amounts under IFRS 9 for each class of the Company’s financial assets and financial liabilities as of January 1, 2018.

	Measurement Category		Carrying Amount
	IAS 39	IFRS 9	IAS 39	IFRS 9	Note
Financial assets

Cash and cash equivalents	Loans and receivables	Amortized cost	$19,744,416	$19,744,416	a)
Equity securities	Available-for-sale	FVTPL	542,521	542,521	b).c)
		FVOCI—equity investments	4,940,415	6,796,385	b)
Trade notes and accounts receivable, receivables from related parties, other current monetary assets and refundable deposits	Loans and receivables	Amortized cost	35,857,242	35,857,242	a)

Financial liabilities

Trade notes and accounts payable, payables to related parties, partial other payables and customers’ deposit	Amortized cost	Amortized cost	36,464,843	36,464,843
Derivatives	FVTPL	FVTPL	94	94
	Hedging derivative financial liabilities	Hedging financial liabilities	850	850	d)

	IAS 39 Carrying Amount January 1, 2018	Reclassifications	Remea- surements	IFRS 9 Carrying Amount January 1, 2018	Retained Earnings Effect on January 1, 2018	Other Adjustment Effect on January 1, 2018	Note
Financial assets measured at FVTPL	$—	$—	$—	$—	$—	$—

Add: reclassification from available for sale (IAS 39)—mandatory reclassification	—	542,521	—	542,521	—	—	(b)

	—	542,521	—	542,521	—	—

Financial liabilities measured at FVTPL	(94)	—	—	(94)	—	—

Financial assets measured at FVOCI—equity investments	—	—	—	—	—	—
Add: reclassification from available for sale (IAS 39)—designated at January 1, 2018	—	4,940,415	1,855,970	6,796,385	1,515,525	340,445	(b)

	—	4,940,415	1,855,970	6,796,385	1,515,525	340,445

Financial assets measured at Amortized cost	—	—	—	—	—	—
Add: reclassification from loans and receivables (IAS 39)	—	55,601,658	—	55,601,658	—	—	(a)

	—	55,601,658	—	55,601,658	—	—

Financial liabilities measured at amortized cost	—	—	—	—	—	—
Add: reclassification from amortized cost (IAS 39)	—	(36,464,843)	—	(36,464,843)	—	—

	—	(36,464,843)	—	(36,464,843)	—	—

Hedging financial liabilities	—	—	—	—	—	—
Add: reclassification from Hedging derivative instrument (IAS 39)	—	(850)	—	(850)	—	—	(d)

	—	(850)	—	(850)	—	—

Total	$(94)	$24,618,901	$1,855,970	$26,474,777	$1,515,525	$340,445

a)

Cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets and refundable deposit that were classified as loans and receivables under IAS 39 are now classified as financial assets measured at amortized cost with assessment of expected credit loss.

b)

The Company elected to reclassify equity securities originally classified as available-for-sale under IAS 39 to designated at FVOCI in accordance with IFRS 9. As a result, the related other equity—unrealized gain or loss on available-for-sale financial assets was reclassified $556,243 thousand to other equity—unrealized gain or loss on financial assets at FVOCI. Some investments that previously classified as available-for-sale and measured at cost under IAS 39 were classified mandatorily as FVTPL under IFRS 9 as the contractual cash flows are not solely payments of principal and interest on the principal outstanding and such investments are not equity instruments.

Equity investments in non-listed stocks previously carried at cost under IAS 39 are designated as FVOCI and remeasured at fair values. As a result, financial assets at FVOCI and other equity—unrealized gain or loss on financial assets at FVOCI were both increased by $1,855,970 thousand.

The Company recognized impairment loss on certain investments in equity securities previously classified as available-for-sale and measured at cost and the loss was accumulated in retained earnings under IAS 39. Since those investments were designated as financial assets measured at FVOCI under IFRS 9 and no impairment assessment is required, an adjustment was made that resulted in a decrease of $1,515,525 thousand in other equity—unrealized gain or loss on financial assets at FVOCI and an increase of the $1,515,525 thousand in retained earnings on January 1, 2018.

c)

As Chunghwa Investment Co., Ltd. (“CHI”), CHIEF Telecom Inc. (“CHIEF”) and Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”) retrospectively applied IFRS 9, an adjustment was made that resulted in a decrease of $8,985 thousand in investments accounted for using equity method, a decrease of $1,866 thousand in other equity—unrealized gain or loss on available-for-sale financial assets, a decrease of $13,268 thousand in other equity—unrealized gain or loss on financial assets at FVOCI, and an increase of $6,149 thousand in retained earnings on January 1, 2018.

d)

Due to the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers, all derivative and non-derivative financial assets and financial liabilities which were designated as hedging instruments are presented as hedging financial assets and hedging financial liabilities for starting from January 1, 2018.

2)	IFRS 15 “Revenue from Contracts with Customers” and related amendments

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and supersedes IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue-related interpretations. Please refer to Note 3 for related accounting policies.

When applying IFRS 15 and related amendments, the Company allocates the transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis.

Where the Company enters into transactions which involve both the provision of telecommunications service bundled with products such as handsets, total consideration received from products and telecommunications service in these arrangements is allocated based on each performance obligation’s relative stand-alone selling price. The amount of sales revenue recognized for products is no longer limited to the amount paid by the customer for the products. This does not change the total revenue recognized, but changes the timing of revenue recognition. The Company may recognize more revenue at the beginning of the contract period (i.e., at the time of sale of products), and revenue recognized for telecommunications service in the subsequent contract periods will decrease.

Incremental cost of obtaining contracts is recognized as an asset to the extent the Company expects to recover those costs. Such asset is amortized on a basis that is consistent with the transfer to the customer of the goods or services to which the asset relates. Before the application of IFRS 15, the relevant expenditures were recognized as expenses.

IFRS 15 and its related amendments require that when another party is involved in providing goods or services to a customer, the Company is a principal if it controls the specified good or service before that good or service is transferred to a customer. Before the application of IFRS 15, the Company determined whether it is a principal or an agent based on its exposure to the significant risks and rewards associated with the sale of goods or the rendering of services.

Under IFRS 15, the net effect of revenue recognizes, consideration received and receivable is recognized as a contract asset or a contract liability. Before the application of IFRS 15, receivable was recognized or advance receipts and deferred revenue was reduced when revenue was recognized for the contract under IAS 18.

Under IFRS 15, the Company recognized a trade-in liability (other current liabilities) and a right to recover a product (other current assets) when recognizing revenue for the sale with a trade-in right. Before the application of IFRS 15, trade-in right provisions and inventories were recognized when recognizing revenue.

The Company elected to retrospectively apply IFRS 15 to contracts that were not completed on January 1, 2018 and recognized the cumulative effect of the change in the retained earnings on January 1, 2018.

Impact on items of assets, liabilities and equity

	Carrying Amounts before Retrospective Adjustments as of January 1, 2018	Adjustments Arising from Initial Application of IFRS 15	Carrying Amounts after Retrospective Adjustments as of January 1, 2018
Contract assets—current	$—	$1,380,055	$1,380,055

Trade notes and accounts receivable, net	$29,627,307	(117,911)	$29,509,396

Inventories	$3,834,008	(132,086)	$3,701,922

Other current assets	$2,107,270	132,086	$2,239,356

Contract assets—noncurrent	$—	1,306,626	$1,306,626

Incremental costs of obtaining contracts	$—	12,002,825	$12,002,825

Investments accounted for using equity method	$14,771,770	(2,483,547)	$12,288,223

Total effect on assets		$12,088,048

Contract liabilities—current	$—	$7,395,323	$7,395,323

Current tax liabilities	$4,438,738	2,226,691	$6,665,429

Provisions—current	$115,305	(87,572)	$27,733

Advance receipts	$8,390,325	(8,390,325)	$—

Other current liabilities	$1,091,593	61,274	$1,152,867

Contract liabilities—noncurrent	$—	2,551,128	$2,551,128

Deferred revenue	$3,611,623	(3,611,623)	$—

Other noncurrent liabilities	$857,924	1,071,659	$1,929,583

Total effect on liabilities		$1,216,555

Total effect on equity (unappropriated earnings)	$37,202,683	$10,871,493	$48,074,176

The following table shows the increase (decrease) in assets, liabilities and equity resulting from the application of IFRS 15 on the balance sheet date.

December 31, 2018
Contract assets—current	$1,653,886
Trade notes and accounts receivable, net	(101,890)
Inventories	(79,801)
Other current assets	79,801
Contract assets—noncurrent	667,259
Incremental costs of obtaining contracts	7,620,704
Investments accounted for using equity method	(1,280,249)

Assets	$8,559,710

(Continued)

December 31, 2018
Contract liabilities—current	$10,686,892
Current tax liabilities	1,417,946
Provisions—current	(51,675)
Advance receipts	(10,896,375)
Other current liabilities	103,475
Contract liabilities—noncurrent	2,456,191
Deferred revenue	(3,619,564)
Other noncurrent liabilities	1,173,165

Liabilities	$1,270,055

Equity (unappropriated earnings)	$7,289,655

(Concluded)

Impact on items of statement of comprehensive income for current year

The following table shows the increase (decrease) in net income resulting from the application of IFRS 15.

Year Ended December 31, 2018
Revenues	$(1,205,379)
Operating costs	7,715,738
Operating expenses	(3,327,236)

Income from operations	(5,593,881)
Share of profits or losses of associates and joint ventures accounted for using equity method	1,203,298
Income tax expense	(808,745)

Net income	$(3,581,838)

Impact on earnings per share(NT$):
Basic earnings per share	$(0.46)

Diluted earnings per share	$(0.46)

b.	Amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers for application starting from 2019 and the IFRSs endorsed by the FSC

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB (Note 1)
Amendments to IFRSs	Annual Improvements to IFRSs 2015-2017 Cycle	January 1, 2019
Amendments to IFRS 9	Prepayment Features with Negative Compensation	January 1, 2019 (Note 2)
IFRS 16	Leases	January 1, 2019
Amendments to IAS 19	Plan Amendment, Curtailment or Settlement	January 1, 2019 (Note 3)

(Continued)

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB (Note 1)
Amendments to IAS 28	Long-term Interests in Associates and Joint Ventures	January 1, 2019
IFRIC 23	Uncertainty over Income Tax Treatments	January 1, 2019

(Concluded)

Note 1:	Unless stated otherwise, the above new, amended or revised standards and interpretations are effective for annual periods beginning on or after their respective effective dates.

Note 2:	The FSC permits the election for early adoption of the amendments starting from 2018.

Note 3:	The Company shall apply these amendments to pension plan amendments, curtailments or settlements occurring on or after January 1, 2019.

Except for the following items, the application of the above new, revised or amended standards and interpretations will not have material impact on the Company’s financial statements.

IFRS	16 “Leases”

IFRS 16 sets out the accounting standards for identifying leases and accounting treatments for lessors and lessees. It will supersede IAS 17, IFRIC 4 - Determining Whether an Arrangement Contains a Lease and a number of related interpretations.

Upon the initial application of IFRS 16, the Company anticipates reassessing whether a contract is, or contains, a lease in accordance with the definition of a lease under IFRS 16. Some contracts currently identified as containing a lease under IAS 17 and IFRIC 4 do not meet the definition of a lease under IFRS 16 and will be accounted for in accordance with other accounting standards because the Company does not have the right to direct the use of the identified assets. Contracts that are reassessed as leases or containing a lease will be accounted for in accordance with the transitional provisions under IFRS 16.

Upon the initial application of IFRS 16, if the Company is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the balance sheets except for those whose payments under low-value will be recognized as expenses on a straight-line basis. On the statements of comprehensive income, the Company will present the depreciation expense charged on the right-of-use asset separately from the interest expense accrued on lease liability using the effective interest method. On the statements of cash flows, cash payments for the principal portion of lease liability will be classified within financing activities; cash payments for interest portion will be classified within operating activities. Before the application of IFRS 16, payments under operating lease contracts are recognized as expenses on a straight-line basis. Prepaid lease payments for use rights of leased assets are recognized as prepaid rents. Cash flows for operating leases are classified within operating activities on the statements of cash flows.

The Company will not make any adjustments for leases in which the Company is a lessor and will account for those leases with the application of IFRS 16 starting from January 1, 2019.

The Company anticipates applying IFRS 16 retrospectively with the cumulative effect of the initial application of IFRS 16 recognized in retained earnings on January 1, 2019. Comparative financial information will not be restated.

Lease liabilities will be recognized on January 1, 2019 for leases currently classified as operating leases under IAS 17 and measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate on January 1, 2019. Right-of-use assets will be measured at the present value discounted using the aforementioned incremental borrowing rate as if IFRS 16 had been applied since the commencement date of leases. The Company will apply IAS 36 for assessing impairment of right-of-use assets.

Anticipated impacts on assets, liabilities and equity

	Carrying Amount as of December 31, 2018	Adjustments Arising from Initial Application of IFRS 16	Adjusted Carrying Amount as of January 1, 2019
Prepayments—current	$1,438,962	$(281,266)	$1,157,696

Investments accounted for using equity method	$15,696,310	3,234	$15,699,544

Property, plant and equipment	$281,056,057	(1,401,581)	$279,654,476

Right-of-use assets	$—	11,000,544	$11,000,544

Deferred income tax assets	$3,041,999	13,514	$3,055,513

Prepayments—noncurrent	$1,852,675	(252,416)	$1,600,259

Total effect on assets		$9,082,029

Contract liabilities—current	$10,686,892	$160,561	$10,847,453

Lease liabilities—current	$—	3,043,530	$3,043,530

Other payables	$20,148,990	(48,712)	$20,100,278

Other current liabilities	$1,159,732	(160,561)	$999,171

Contract liabilities—noncurrent	$2,456,191	1,010,583	$3,466,774

Lease liabilities—noncurrent	$—	6,138,034	$6,138,034

Other noncurrent liabilities	$2,371,954	(1,010,583)	$1,361,371

Total effect on liabilities		$9,132,852

Total effect on equity (unappropriated earnings)	$47,141,345	$(50,823)	$47,090,522

Except for the abovementioned impact, as of the date the financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of other standards and interpretations will have on the Company’s financial position and operating result, and will disclose the relevant impact when the assessment is completed.

c.	IFRSs issued by the IASB but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB (Note 1)
Amendments to IFRS 3	Definition of a Business	January 1, 2020 (Note 2)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between An Investor and Its Associate or Joint Venture	To be determined by IASB
Amendments to IAS 1 and IAS 8	Definition of Materiality	January 1, 2020 (Note 3)

Note 1:	Unless stated otherwise, the above New IFRSs are effective for annual periods beginning on or after their respective effective dates.

Note 2:

The Company shall apply these amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period.

Note 3:	The Company shall apply these amendments prospectively in annual periods beginning on or after January 1, 2020.

As of the date the financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of above standards and interpretations will have on the Company’s financial position and operating result and will disclose the relevant impact when the assessment is completed.

6.	CASH AND CASH EQUIVALENTS

	December 31
	2018	2017
Cash
Cash on hand	$210,125	$191,528
Bank deposits	4,016,515	2,462,609

	4,226,640	2,654,137

Cash equivalents (investments with maturities of less than three months)
Commercial paper	5,095,053	9,140,279
Time deposits	1,158	—
Negotiable certificates of deposit	7,600,000	7,950,000

	12,696,211	17,090,279

	$16,922,851	$19,744,416

The annual yield rates of bank deposits, commercial paper, time deposits and negotiable certificates of deposit were as follows:

	December 31
	2018	2017
Bank deposits	0.00%-0.48%	0.00%-0.28%
Commercial paper	0.52%-0.57%	0.35%-0.38%
Time deposits	0.62%	—
Negotiable certificates of deposit	0.55%-0.60%	0.40%-0.50%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2018	2017
Financial assets—noncurrent

Mandatorily measured at FVTPL
Non-derivative financial assets
Non-listed stocks—domestic	$292,910	$—
Non-listed stocks—foreign	224,452	—

	$517,362	$—

Financial liabilities—current

Held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$897	$94

Some investments previously carried at cost under IAS 39 were mandatorily reclassified as FVTPL when applying IFRS 9.

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

	Currency	Maturity Period	Contract Amount (In Thousands)
December 31, 2018

Forward exchange contracts—buy	EUR/NT$	2019.03-06	EUR5,452/NT$192,734

December 31, 2017

Forward exchange contracts—buy	EUR/NT$	2018.03-06	EUR1,942/NT$69,061

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME—NONCURRENT—2018

December 31, 2018
Domestic investments
Listed stocks	$2,899,843
Non-listed stocks	3,512,405
Foreign investments
Non-listed stocks	120,805

$6,533,053

The Company holds the above foreign and domestic stocks for medium to long-term strategic purposes and expects to profit from long-term investment. Accordingly, the management elected to designate these investments in equity instruments at FVOCI as they believe that recognizing short-term fair value fluctuations of these investments in profit or loss is not consistent with the Company’s strategy of holding these investments for long-term purposes. These investments in equity instruments were classified as available-for-sale financial assets under IAS 39. Refer to Notes 5, 9 and 14 for information relating to their reclassification and comparative information for 2017.

The Company recognized dividend income of $389,651 thousand for the year ended December 31, 2018 from those investments still held on December 31, 2018.

9.	AVAILABLE-FOR-SALE FINANCIAL ASSETS—NONCURRENT—2017

	December 31, 2018	December 31, 2017
Equity securities
Listed stocks	$—	$3,071,198

The Company evaluated and concluded that there was no indication that available-for-sale financial assets were impaired; therefore, no impairment loss was recognized for the year ended December 31, 2017.

10.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31
	2018	2017
Trade notes and accounts receivable	$30,396,566	$31,691,444
Less: Loss allowance	(2,544,687)	(2,064,137)

	$27,851,879	$29,627,307

Year ended December 31, 2018

The average credit terms range from 30 to 90 days.

The Company serves a large consumer base for telecommunications business; therefore, the concentration of credit risk is limited. When having transactions with customers, the Company considers the record of arrears in the past. In addition, the Company may also collect some telecommunication charges in advance to reduce the payment arrears in subsequent periods.

The Company adopted a policy of dealing with counterparties with certain credit ratings for project business and to obtain collateral where necessary to mitigate the risk of loss arising from default. Credit rating information is provided by independent rating agencies where available and, if such credit rating information is not available, the Company uses other publicly available financial information and its own historical transaction experience to rate its major customers. The Company continues to monitor the credit exposure and credit ratings of its counterparties and spread the credit risk amongst qualified counterparties.

In order to mitigate credit risk, the management of the Company has delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure the recoverability of receivables. In addition, the Company reviews the recoverable amount of receivables at balance sheet dates to ensure that adequate allowance is provided for possible irrecoverable amounts. In this regard, the management believes the Company’s credit risk could be reasonably reduced.

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. The expected credit losses on receivables are estimated using a provision matrix by reference to past default experience of the customers and an analysis of the customers’ current financial positions, as well as the forward-looking indicators such as macroeconomic business indicator.

When there are evidences indicating that the counterparty is in evasion, bankruptcy, deregistration of its company or the accounts receivable are over two years past due and the recoverable amount cannot be reasonable estimated, the Company writes off the trade notes and accounts receivable. For accounts receivable that have been written off, the Company continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.

The Company’s provision matrix arising from telecommunications business and project business is disclosed below.

December 31, 2018

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 181 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%-3%	3%-30%	7%-69%	19%-82%	32%-90%	61%-95%	100%
Gross carrying amount	$23,307,276	$454,465	$94,715	$48,924	$37,640	$36,090	$418,101	$24,397,211
Loss allowance (lifetime ECL)	(79,857)	(26,872)	(24,023)	(28,432)	(28,196)	(25,618)	(418,101)	(631,099)

Amortized cost	$23,227,419	$427,593	$70,692	$20,492	$9,444	$10,472	$—	$23,766,112

Project business

Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$4,066,271	$88,384	$92,343	$8,248	$12,132	$6,809	$1,725,168	$5,999,355
Loss allowance (lifetime ECL)	(152,624)	(8,609)	(10,142)	(2,910)	(8,492)	(5,643)	(1,725,168)	(1,913,588)

Amortized cost	$3,913,647	$79,775	$82,201	$5,338	$3,640	$1,166	$—	$4,085,767

Note a:

Please refer to Note 40 for the information of disaggregation of telecommunications service revenue. The expected credit loss rate applicable to different business revenue varies so as to reflect the risk level indicating by factors like historical experience.

Note b:

The project business has different loss types according to the customer types. The expected credit loss rate listed above is for general customers. When customer is the government or its affiliates, it is expected that no credit loss will occur. For those who had bounced or exchanged checks as well as those accounts receivable were overdue more than six months that are classified as high risk customers, the expected credit loss of high risk customers is at least 50%, and the rate is increased when the overdue days increases.

Movements of the allowance for doubtful accounts were as follows:

Year Ended December 31, 2018
Balance at January 1, 2018	$2,064,137
Add: Provision of credit loss	786,250
Less: Amounts written off	(305,700)

Balance at December 31, 2018	$2,544,687

Year ended December 31, 2017

The average credit terms range from 30 to 90 days. In determining the recoverability of trade notes and accounts receivable, the Company considers significant change in the credit quality of the trade notes and accounts receivable from the date credit was initially granted up to the end of the reporting period. In general, with few exceptional cases, it is unlikely for the notes and accounts receivable due longer than 180 days to be collected, therefore the Company recognized 100% allowance of notes and accounts receivable overdue longer than 180 days. For the notes and accounts receivable less than 180 days, the allowance for doubtful accounts was estimated based on the Company’s historical recovery experience.

The Company serves a large consumer base; therefore, the concentration of credit risk is limited.

The aging analysis for trade notes and accounts receivable as of balance sheet dates was as follows:

December 31, 2017
Non-overdue	$28,179,768
Less than 30 days	949,839
31-60 days	444,028
61-90 days	258,658
91-120 days	182,428
121-180 days	119,911
More than 181 days	1,556,812

$31,691,444

The above aging analysis was based on days overdue.

There was no trade notes and accounts receivable that was past due but not impaired as of December 31, 2017.

Movements of the allowance for doubtful accounts were as follows:

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total
Balance on January 1, 2017	$766,178	$956,153	$1,722,331
Add: Provision for doubtful accounts	521,747	50,662	572,409
Deduct: Amounts written off	(13,541)	(217,062)	(230,603)

Balance on December 31, 2017	$1,274,384	$789,753	$2,064,137

11.	INVENTORIES

	December 31
	2018	2017
Merchandise	$3,645,462	$2,346,618
Project in process	6,826,297	1,487,390

	$10,471,759	$3,834,008

The operating costs related to inventories were $22,230,534 thousand (including the valuation loss on inventories of $352,833 thousand) and $25,679,204 thousand (including the valuation loss on inventories of $45,285 thousand) for the years ended December 31, 2018 and 2017, respectively.

12.	PREPAYMENTS

	December 31
	2018	2017
Prepaid rents	$2,358,439	$2,623,401
Others	933,198	1,018,663

	$3,291,637	$3,642,064

Current
Prepaid rents	$505,764	$752,797
Others	933,198	1,018,663

	$1,438,962	$1,771,460

Noncurrent
Prepaid rents	$1,852,675	$1,870,604

13.	OTHER CURRENT MONETARY ASSETS

	December 31
	2018	2017
Negotiable certificates of deposit with maturities of more than three months	$4,402,000	$1,600,000
Others	1,269,132	1,071,540

	$5,671,132	$2,671,540

The annual yield rates of negotiable certificates of deposit with maturities of more than three months at the balance sheet dates were as follows:

	December 31
	2018	2017
Negotiable certificates of deposit with maturities of more than three months	0.58% - 1.04%	0.63%

14.	FINANCIAL ASSETS CARRIED AT COST—2017

December 31, 2017
Non-listed stocks
Domestic	$2,142,383
Foreign	269,355

$2,411,738

Since the fair values of the above non-listed stocks investments cannot be reliably measured due to the range of reasonable fair value estimates was so significant, the above non-listed stocks investments owned by the Company were measured at costs less any impairment losses at the balance sheet dates.

The Company invested $300,000 thousand of Taiwania Capital Buffalo Fund Co., Ltd. in December 2017 and owns 12.9% equity shares of Taiwania Capital Buffalo Fund Co., Ltd. Taiwania Capital Buffalo Fund Co., Ltd. engages mainly in investment business.

There was no disposal of financial assets carried at cost in 2017.

The Company evaluated and concluded that there was no indication that financial assets carried at cost were impaired; therefore, no impairment loss was recognized for the year ended December 31, 2017.

15.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2018	2017
Investments in subsidiaries	$14,210,385	$13,628,711
Investments in associates	1,485,925	1,143,059

	$15,696,310	$14,771,770

a.	Investments in subsidiaries

Investments in subsidiaries were as follows:

	Carrying Amount
	December 31
	2018	2017
Listed
Senao International Co., Ltd. (“SENAO”)	$335,629	$1,678,240
CHIEF Telecom Inc. (“CHIEF”)	1,694,950	—
Non-listed
Light Era Development Co., Ltd. (“LED”)	3,853,824	3,855,359
Chunghwa Investment Co., Ltd. (“CHI”)	3,152,229	2,316,100
Donghwa Telecom Co., Ltd. (“DHT”)	1,619,155	1,527,333
CHIEF Telecom Inc. (“CHIEF”)	—	858,313
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	915,532	848,442
Chunghwa System Integration Co., Ltd. (“CHSI”)	738,139	715,610
Honghwa International Co., Ltd. (“HHI”)	457,449	459,096
Chunghwa Telecom Global, Inc. (“CHTG”)	288,207	218,982
CHT Security Co., Ltd. (“CHTSC”)	237,927	240,007
CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	197,996	194,808
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	192,841	212,251
Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	106,091	106,676
Chunghwa Leading Photonics Tech. Co., Ltd. (“CLPT”)	98,763	98,007
Spring House Entertainment Tech. Inc. (“SHE”)	98,298	93,907
Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	94,931	93,998
Smartfun Digital Co., Ltd. (“SFD”)	72,031	73,049
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	62,626	48,730
Chunghwa Sochamp Technology Inc. (“CHST”)	(6,233)	(10,197)
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	—	—

	$14,210,385	$13,628,711

The percentages of ownership and voting rights in subsidiaries held by the Company as of balance sheet dates were as follows:

	% of Ownership and Voting Right
	December 31
	2018	2017
Senao International Co., Ltd. (“SENAO”)	28	29
CHIEF Telecom Inc. (“CHIEF”)	57	67
Light Era Development Co., Ltd. (“LED”)	100	100
Chunghwa Investment Co., Ltd. (“CHI”)	89	89
Donghwa Telecom Co., Ltd. (“DHT”)	100	100
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	100	100
Chunghwa System Integration Co., Ltd. (“CHSI”)	100	100

(Continued)

	% of Ownership and Voting Right
	December 31
	2018	2017
Honghwa International Co., Ltd. (“HHI”)	100	100
Chunghwa Telecom Global, Inc. (“CHTG”)	100	100
CHT Security Co., Ltd. (“CHTSC”)	80	80
CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	100	100
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	100	100
Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	100	100
Chunghwa Leading Photonics Tech. Co., Ltd. (“CLPT”)	75	75
Spring House Entertainment Tech. Inc. (“SHE”)	56	56
Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	100	100
Smartfun Digital Co., Ltd. (“SFD”)	65	65
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	100	100
Chunghwa Sochamp Technology Inc. (“CHST”)	51	51
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	—	—

(Concluded)

SENAO transferred its treasury stock to employees in June 2018 and the Company’s ownership interest in SENAO decreased to 27.79% as of December 31, 2018. As the Company controls five out of nine seats of the Board of Directors of SENAO through the support of large beneficial stockholders, the accounts of SENAO are included in the consolidated financial statements.

The Company disposed some shares of CHIEF in June 2017 before CHIEF traded its shares on the emerging stock market according to the local requirements. The Company’s equity ownership of CHIEF decreased to 66.9% as of December 31, 2017. CHIEF issued new shares in March and November 2018 as its employees exercised their options. In addition, the Company disposed some shares of CHIEF in May 2018 before CHIEF traded its shares on the General Stock Market of the Taipei Exchange according to the local requirements. Furthermore, the Company did not participate in the capital increase of CHIEF in June 2018. Therefore, the Company’s equity ownership interest in CHIEF decreased to 57.21% as of December 31, 2018.

The Company invested 80% equity shares of CHT Security Co., Ltd. (“CHTSC”) in December 2017.

The Company invested 100% equity shares of Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”) in March 2017.

New Prospect was approved to dissolve its business in April 2017. The liquidation of New Prospect was completed in May 2017.

For the details of the subsidiaries indirectly held by the Company, please refer to Note 39.

The Company’s share of profit (loss) and other comprehensive income (loss) of the subsidiaries was recognized based on the audited financial statements.

b.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	December 31
	2018	2017
Non-listed
International Integrated System, Inc. (“IISI”)	$310,842	$296,333
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	286,510	256,323
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	216,439	136,885
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	198,974	—
KKBOX Taiwan Co., Ltd. (“KKBOXTW”, previously known as Skysoft Co., Ltd.)	147,360	139,741
KingwayTek Technology Co., Ltd. (“KWT”)	134,925	128,269
So-net Entertainment Taiwan Limited (“So-net”)	119,956	104,171
Taiwan International Ports Logistics Corporation (“TIPL”)	49,650	49,631
UUPON Inc. (“UUPON”, previously known as Dian Zuan Integrating Marketing Co., Ltd.)	11,432	17,218
Alliance Digital Tech Co., Ltd. (“ADT”)	5,080	14,488
Cornerstone Ventures Co., Ltd. (“CVC”)	4,757	—

	$1,485,925	$1,143,059

The percentages of ownership and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership and Voting Right
	December 31
	2018	2017
International Integrated System, Inc. (“IISI”)	32	32
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	50	—
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	30	30
KingwayTek Technology Co., Ltd. (“KWT”)	26	26
So-net Entertainment Taiwan Limited (“So-net”)	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27
UUPON Inc. (“UUPON”)	15	15
Alliance Digital Tech Co., Ltd. (“ADT”)	14	14
Cornerstone Ventures Co., Ltd. (“CVC”)	49	—

None of the above associates is considered individually material to the Company. Summarized financial information of associates that are not individually material was as follows:

	Year Ended December 31
	2018	2017
The Company’s share of profits	$235,356	$143,197
The Company’s share of other comprehensive income (loss)	4,060	(1,028)

The Company’s share of total comprehensive income	$239,416	$142,169

The Company invested 50% equity shares of Chunghwa PChome Fund I Co., Ltd. (“CPFI”) in October 2018. The Company has only two out of five seats of the Board of Directors of CPFI, and has no control but significant influence over CPFI. Therefore, the Company recognized CPFI as investment in associate. CPFI engages mainly in investment business.

The Company invested 49% equity shares of Cornerstone Ventures Co., Ltd. (“CVC”) in October 2018. The Company has only two out of five seats of the Board of Directors of CVC, and has no control but significant influence over CVC. Therefore, the Company recognized CVC as investment in associate. CVC engages mainly in investment business.

The Company did not participate in the capital increase of UUPON in April 2017 and the ownership interest of UUPON decreased to 15%. UUPON engages mainly in information technology service and general advertisement service.

The Company owns 14% equity shares of ADT. As the Company remains the seat in the Board of Directors of ADT and considers the relative size of ownership interest and the dispersion of shares owned by the other stockholders, the Company remains significant influence over ADT. In June 2018, the stockholders of ADT approved to dissolve. ADT engages mainly in the development of mobile payments and information processing service.

The Company’s share of profit and other comprehensive income (loss) of associates was recognized based on the audited financial statements.

c.	Investments in joint ventures

In December 2016, the stockholders of CBO approved that CBO should start its dissolution from December 31, 2016. CBO completed its liquidation in December 2017.

In March 2016, the stockholders of HDD approved that HDD should start its dissolution from March 31, 2016. HDD completed its liquidation in March 2017.

None of the above joint ventures is considered individually material to the Company. Summarized financial information of joint ventures that was not material to the Company was as follows:

	Year Ended December 31
	2018	2017
The Company’s share of loss	$—	$(779)
The Company’s share of other comprehensive income	—	—

The Company’s share of total comprehensive loss	$—	$(779)

The Company’s share of losses of the joint ventures was recognized based on the audited financial statements.

16.	PROPERTY, PLANT AND EQUIPMENT

	Land	Land Improvements	Buildings	Computer Equipment	Telecommunications Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
Cost
Balance on January 1, 2017	$100,877,222	$1,580,893	$65,415,472	$13,852,367	$712,160,794	$3,861,941	$7,495,894	$19,986,617	$925,231,200
Additions	—	—	—	4	9,124	60	—	25,264,145	25,273,333
Disposal	(157,928)	(4,701)	(108,349)	(938,945)	(13,646,913)	(61,470)	(326,606)	—	(15,244,912)
Other	365,049	18,707	5,024,273	759,539	20,034,386	29,012	670,318	(26,973,633)	(72,349)

Balance on December 31, 2017	$101,084,343	$1,594,899	$70,331,396	$13,672,965	$718,557,391	$3,829,543	$7,839,606	$18,277,129	$935,187,272

Accumulated depreciation and impairment
Balance on January 1, 2017	$—	$(1,248,614)	$(25,001,672)	$(11,210,188)	$(594,719,411)	$(3,233,727)	$(5,905,261)	$—	$(641,318,873)
Depreciation expenses	—	(49,673)	(1,328,809)	(1,164,331)	(24,216,471)	(328,998)	(478,311)	—	(27,566,593)
Disposal	—	4,688	47,462	932,416	13,620,399	61,443	318,966	—	14,985,374
Other	—	1,072	147,222	25,508	78,266	(8,916)	(116,480)	—	126,672

Balance on December 31, 2017	$—	$(1,292,527)	$(26,135,797)	$(11,416,595)	$(605,237,217)	$(3,510,198)	$(6,181,086)	$—	$(653,773,420)

Balance on January 1, 2017, net	$100,877,222	$332,279	$40,413,800	$2,642,179	$117,441,383	$628,214	$1,590,633	$19,986,617	$283,912,327

Balance on December 31, 2017, net	$101,084,343	$302,372	$44,195,599	$2,256,370	$113,320,174	$319,345	$1,658,520	$18,277,129	$281,413,852

Cost
Balance on January 1, 2018	$101,084,343	$1,594,899	$70,331,396	$13,672,965	$718,557,391	$3,829,543	$7,839,606	$18,277,129	$935,187,272
Additions	—	—	—	50	6,944	—	2	26,830,327	26,837,323
Disposal	(71,333)	(337)	—	(589,922)	(31,949,302)	(29,250)	(535,897)	—	(33,176,041)
Other	(35,805)	5,761	193,605	692,570	25,465,666	77,073	520,643	(27,161,582)	(242,069)

Balance on December 31, 2018	$100,977,205	$1,600,323	$70,525,001	$13,775,663	$712,080,699	$3,877,366	$7,824,354	$17,945,874	$928,606,485

Accumulated depreciation and impairment
Balance on January 1, 2018	$—	$(1,292,527)	$(26,135,797)	$(11,416,595)	$(605,237,217)	$(3,510,198)	$(6,181,086)	$—	$(653,773,420)
Depreciation expenses	—	(45,731)	(1,281,264)	(945,621)	(23,970,020)	(161,226)	(442,840)	—	(26,846,702)
Disposal	—	337	—	584,047	31,918,865	29,186	530,625	—	33,063,060
Other	—	217	28,453	(5,193)	11,274	(5,096)	(23,021)	—	6,634

Balance on December 31, 2018	$—	$(1,337,704)	$(27,388,608)	$(11,783,362)	$(597,277,098)	$(3,647,334)	$(6,116,322)	$—	$(647,550,428)

Balance on January 1, 2018, net	$101,084,343	$302,372	$44,195,599	$2,256,370	$113,320,174	$319,345	$1,658,520	$18,277,129	$281,413,852

Balance on December 31, 2018, net	$100,977,205	$262,619	$43,136,393	$1,992,301	$114,803,601	$230,032	$1,708,032	$17,945,874	$281,056,057

There was no indication that property, plant and equipment was impaired so the Company did not recognize any impairment loss for the years ended December 31, 2018 and 2017.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years
Computer equipment	5-6 years
Telecommunications equipment
Telecommunication circuits	9-15 years
Telecommunication machinery and antennas equipment	5-10 years
Transportation equipment	3-10 years
Miscellaneous equipment
Leasehold improvements	2-6 years
Mechanical and air conditioner equipment	8-16 years
Others	3-10 years

17.	INVESTMENT PROPERTIES

Investment Properties
Cost
Balance on January 1, 2017	$9,119,876
Reclassification	(59,834)

Balance on December 31, 2017	$9,060,042

Accumulated depreciation and impairment
Balance on January 1, 2017	$(1,080,118)
Depreciation expense	(20,831)
Reclassification	2,946
Reversal of impairment loss	10,979

Balance on December 31, 2017	$(1,087,024)

Balance on January 1, 2017, net	$8,039,758

Balance on December 31, 2017, net	$7,973,018

Cost
Balance on January 1, 2018	$9,060,042
Additions	5,627
Reclassification	252,008

Balance on December 31, 2018	$9,317,677

Accumulated depreciation and impairment
Balance on January 1, 2018	$(1,087,024)
Depreciation expense	(20,777)
Reclassification	(16,572)
Reversal of impairment loss	19,133

Balance on December 31, 2018	$(1,105,240)

Balance on January 1, 2018, net	$7,973,018

Balance on December 31, 2018, net	$8,212,437

After the evaluation of land and buildings, the Company concluded the recoverable amount which represented the fair value less costs to sell of some land and buildings was higher than the carrying amount. Therefore, the Company recognized reversal of impairment losses of $19,133 thousand and $10,979 thousand for the years ended December 31, 2018 and 2017, respectively, and the amounts were recognized only to the extent of impairment losses that had been recognized in prior years. The reversal of impairment loss was included in other income and expenses in the statements of comprehensive income.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years

The fair values of the Company’s investment properties as of December 31, 2018 and 2017 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	December 31
	2018	2017
Fair value	$18,282,068	$17,490,094

Overall capital interest rate	1.02%-4.04%	1.46%-2.20%
Profit margin ratio	12%-20%	12%-20%
Discount rate	—	—
Capitalization rate	0.79%-1.75%	0.47%-1.69%

All of the Company’s investment properties are held under freehold interest.

18.	INTANGIBLE ASSETS

	3G and 4G Concession	Computer Software	Others	Total
Cost
Balance on January 1, 2017	$59,209,000	$3,095,616	$7,467	$62,312,083
Additions—acquired separately	10,935,000	314,110	1,782	11,250,892
Disposal	—	(445,964)	(18)	(445,982)

Balance on December 31, 2017	$70,144,000	$2,963,762	$9,231	$73,116,993

Accumulated amortization and impairment
Balance on January 1, 2017	$(13,412,712)	$(2,169,902)	$(3,402)	$(15,586,016)
Amortization expenses	(3,261,853)	(430,827)	(1,026)	(3,693,706)
Disposal	—	445,964	18	445,982

Balance on December 31, 2017	$(16,674,565)	$(2,154,765)	$(4,410)	$(18,833,740)

Balance on January 1, 2017, net	$45,796,288	$925,714	$4,065	$46,726,067

Balance on December 31, 2017, net	$53,469,435	$808,997	$4,821	$54,283,253

(Continued)

	3G and 4G Concession	Computer Software	Others	Total
Cost
Balance on January 1, 2018	$70,144,000	$2,963,762	$9,231	$73,116,993
Additions—acquired separately	—	424,397	8,688	433,085
Disposal	—	(363,953)	(9)	(363,962)

Balance on December 31, 2018	$70,144,000	$3,024,206	$17,910	$73,186,116

Accumulated amortization and impairment
Balance on January 1, 2018	$(16,674,565)	$(2,154,765)	$(4,410)	$(18,833,740)
Amortization expenses	(3,957,909)	(352,634)	(1,500)	(4,312,043)
Disposal	—	363,953	9	363,962

Balance on December 31, 2018	$(20,632,474)	$(2,143,446)	$(5,901)	$(22,781,821)

Balance on January 1, 2018, net	$53,469,435	$808,997	$4,821	$54,283,253

Balance on December 31, 2018, net	$49,511,526	$880,760	$12,009	$50,404,295

(Concluded)

For long-term business development, the Company submitted an application to NCC for 4G mobile broadband license in 1.8 and 2.1 GHz frequency bands and obtained certain spectrums. The Company paid the 4G concession fee amounting to $10,935,000 thousand in November 2017.

The concessions are granted and issued by the NCC. The concession fees are amortized using the straight-line method from the date operations commence through the date the license expires. The carrying amount of 3G concession fee was fully amortized in December 2018, and 4G concession fees will be fully amortized by December 2030 and December 2033.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets are amortized using the straight-line method over the estimated useful lives of 1 to 11 years.

19.	OTHER ASSETS

	December 31
	2018	2017
Spare parts	$2,423,391	$2,059,905
Refundable deposits	1,659,261	1,551,953
Other financial assets	1,000,000	1,000,000
Others	2,153,044	2,588,595

	$7,235,696	$7,200,453

(Continued)

	December 31
	2018	2017
Current
Spare parts	$2,423,391	$2,059,905
Others	86,181	47,365

	$2,509,572	$2,107,270

Noncurrent
Refundable deposits	$1,659,261	$1,551,953
Other financial assets	1,000,000	1,000,000
Others	2,066,863	2,541,230

	$4,726,124	$5,093,183

(Concluded)

Other financial assets—noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, the Company and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

20.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

2018

The Company’s hedge strategy is to enter forward exchange contracts—buy to avoid its foreign currency exposure to certain foreign currency denominated equipment payments in the following six months. In addition, the Company’s management considers the market condition to determine the hedge ratio and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

The Company signed equipment purchase contracts with suppliers and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. When forecast purchases actually take place, basis adjustments are made to the initial carrying amounts of hedged items.

For the hedges of highly probable forecast sales and purchases, as the critical terms (i.e. the notional amount, life and underlying) of the forward foreign exchange contracts and their corresponding hedged items are the same, the Company performs a qualitative assessment of effectiveness and it is expected that the value of the forward contracts and the value of the corresponding hedged items will systematically change in opposite direction in response to movements in the underlying exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is the effect of credit risks of the Company and the counterparty on the fair value of the forward exchange contracts. Such credit risks do not impact the fair value of the hedged item attributable to changes in foreign exchange rates. No other sources of ineffectiveness emerged from these hedging relationships.

The following tables summarized the information relating to the hedges for foreign currency risk.

December 31, 2018

Hedging Instruments	Currency	Notional Amount (In Thousands)	Maturity	Forward Rate	Line Item in Balance Sheet	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
						Asset	Liability	Ineffectiveness
Cash flow hedge Forecast purchases - forward exchange contracts	EUR/NT$	EUR4,911/ NT$171,797	2019.03	$34.98	Hedging financial assets (liabilities)	$1,069	$—	$1,919

	Change in Value of Hedged Item Used for Calculating Hedge Ineffectiveness	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items		Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge Forecast equipment purchases	$(1,919)	$1,069	$—

Year ended December 31, 2018

	Comprehensive Income
				Reclassification from Equity to Profit or Loss and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to P/L and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$1,919	$—	—	$ (4,030) Construction in progress and equipment to be accepted	$ (297) Other gains and losses

2017

The hedging policy of 2017 for foreign currency risk was the same as that in 2018. The hedging instrument was showed as follows:

December 31,
2017
Hedging derivative financial Liabilities
Cash flow hedge—forward exchange contracts	$850

For the year ended December 31, 2017, change in fair value of the hedged items recognized in other comprehensive income was loss of $263 thousand. Upon the completion of the purchase transaction, the amount deferred and recognized in equity initially will be reclassified into equipment as its carrying value.

As of December 31, 2017, the Company expected part of the equipment purchase transactions would not occur and reclassified the related gain of $1,748 thousand from equity to profit or loss which arising from the forward exchange contracts of the aforementioned transactions for the year ended December 31, 2017.

The outstanding forward exchange contracts at the balance sheet date was as follows:

			Contract Amount
	Currency	Maturity Period	(Thousands)
December 31, 2017
Forward exchange contracts—buy	EUR/NT$	2018.03-06	EUR3,963/NT$	141,605

Loss arising from the hedging derivative financial instruments that has been reclassified from equity to initial cost of the property, plant and equipment was as follows:

Year Ended December 31,
2017
Construction in progress and equipment to be accepted	$(2,411)

21.	TRADE NOTES AND ACCOUNTS PAYABLE

	December 31
	2018	2017
Trade notes and accounts payable	$16,773,477	$15,645,102

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

22.	OTHER PAYABLES

	December 31
	2018	2017
Accrued salary and compensation	$7,628,124	$8,373,882
Payables to contractors	1,530,713	2,057,651
Accrued compensation to employees and remuneration to directors	1,442,480	1,636,762
Payables to equipment suppliers	1,399,296	1,537,536
Accrued franchise fees	1,148,241	1,244,800
Amounts collected for others	1,100,599	1,073,115
Accrued maintenance costs	1,046,412	1,080,410
Others	4,853,125	5,020,577

	$20,148,990	$22,024,733

23.	PROVISIONS

	December 31
	2018	2017
Warranties	$54,308	$58,350
Employee benefits	51,393	43,429
Trade-in right	—	87,572
Others	23,770	4,467

	$129,471	$193,818

Current	$50,844	$115,305
Noncurrent	78,627	78,513

	$129,471	$193,818

	Warranties	Employee Benefits	Trade-in Right	Others	Total
Balance on January 1, 2017	$47,493	$38,014	$31,378	$4,447	$121,332
Additional provisions recognized	32,776	7,187	69,308	50	109,321
Used /forfeited during the year	(21,919)	(1,772)	(13,114)	(30)	(36,835)

Balance on December 31, 2017	$58,350	$43,429	$87,572	$4,467	$193,818

Balance on January 1, 2018	$58,350	$43,429	$87,572	$4,467	$193,818
Effect of retrospective application of IFRS 15	—	—	(87,572)	—	(87,572)

Balance on January 1, 2018 as adjusted	58,350	43,429	—	4,467	106,246
Additional provisions recognized	24,370	9,180	—	19,403	52,953
Used /forfeited during the year	(28,412)	(1,216)	—	(100)	(29,728)

Balance on December 31, 2018	$54,308	$51,393	$—	$23,770	$129,471

a.

The provision for warranties claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on the historical warranty experience.

b.	The provision for employee benefits represents vested long-term service compensation accrued.

c.

The provision for trade-in right in 2017 was based on the management’s judgments to estimate the trade-in right of products exercised by customers in the future. The provision was recognized as a reduction of revenue in the period in which the goods are sold.

24.	ADVANCE RECEIPTS—2017

Advance receipts are mainly from advance telecommunication charges. For the obligations to transfer goods or services to customers for which the Company has received consideration from, they were retrospectively reclassified as contract liabilities starting from 2018.

25.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan. Based on the LPA, the Company makes monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

b.	Defined benefit plans

The Company completed its privatization plans on August 12, 2005. The Company is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of the Company should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, the Company transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, the Company was requested to administer the distributions to employees for pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization and recognized in other current monetary assets.

The Company with the pension mechanism under the Labor Standards Law is considered as defined benefit plans. These pension plans provide benefits based on an employee’s length of service and average six-month salary prior to retirement. The Company contributes an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan. The plan assets are held in a commingled fund which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds. According to the Article 56 of the Labor Standards Law in the ROC revised in February 2015, entities are required to contribute the difference in one appropriation to the Funds before the end of next March when the balance of the Funds is insufficient to pay employees who will meet the retirement eligibility criteria within next year.

The amounts included in the balance sheets arising from the Company’s obligation in respect of its defined benefit plans were as follows:

	December 31
	2018	2017
Present value of funded defined benefit obligation	$41,088,052	$37,369,934
Fair value of plan assets	(38,817,587)	(34,770,538)

Funded status—deficit	$2,270,465	$2,599,396

Net defined benefit liabilities	$3,419,867	$2,599,396
Net defined benefit assets	(1,149,402)	—

	$2,270,465	$2,599,396

Movements in the defined benefit obligation and the fair value of plan assets were as follows:

	Present Value of Funded Defined Benefit Obligation	Fair Value of Plan Assets	Net Defined Benefit Liabilities (Assets)
Balance on January 1, 2017	$34,283,765	$33,749,106	$534,659

Current service cost	2,916,782	—	2,916,782
Interest expense/interest income	501,935	515,921	(13,986)

Amounts recognized in profit or loss	3,418,717	515,921	2,902,796

Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	(191,286)	191,286
Actuarial losses recognized from experience adjustments	1,819,762	—	1,819,762

Amounts recognized in other comprehensive income	1,819,762	(191,286)	2,011,048

Contributions from employer	—	2,627,873	(2,627,873)
Benefits paid	(1,931,076)	(1,931,076)	—
Benefits paid directly by the Company	(221,234)	—	(221,234)

Balance on December 31, 2017	37,369,934	34,770,538	2,599,396

Current service cost	3,023,221	—	3,023,221
Interest expense/interest income	545,268	540,995	4,273

Amounts recognized in profit or loss	3,568,489	540,995	3,027,494

Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	870,224	(870,224)
Actuarial losses recognized from changes in financial assumptions	1,255,589	—	1,255,589
Actuarial losses recognized from experience adjustments	816,104	—	816,104

Amounts recognized in other comprehensive income	2,071,693	870,224	1,201,469

Contributions from employer	—	4,366,333	(4,366,333)
Benefits paid	(1,730,503)	(1,730,503)	—
Benefits paid directly by the Company	(191,561)	—	(191,561)

Balance on December 31, 2018	$41,088,052	$38,817,587	$2,270,465

Relevant pension costs recognized in profit and loss for defined benefit plans were as follows:

	Year Ended December 31
	2018	2017
Operating costs	$1,795,299	$1,733,699
Marketing expenses	883,744	845,311
General and administrative expenses	163,958	155,384
Research and development expenses	107,494	96,953

	$2,950,495	$2,831,347

The Company is exposed to following risks for the defined benefits plans under the Labor Standards Law:

a.	Investment risk

Under the Labor Standards Law, the rate of return on assets shall not be lower than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. The plan assets are held in a commingled fund mainly invested in foreign and domestic equity and debt securities and bank deposits which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds.

b.	Interest rate risk

The decline in government bond interest rate will increase the present value of the obligation on the defined benefit plan, while the return on plan assets will increase. The net effect on the present value of the obligation on defined benefit plan is partially offset by the return on plan assets.

c.	Salary risk

The calculation of the present value of defined benefit obligation is referred to the plan participants’ future salary. Hence, the increase in plan participants’ salary will increase the present value of the defined benefit obligation.

The most recent actuarial valuation of plan assets and the present value of the defined benefit obligation were carried out by the independent actuary. The principal assumptions used for the purpose of the actuarial valuations were as follows:

	Measurement Date
	December 31
	2018	2017
Discount rates	1.00%	1.50%
Expected rates of salary increase	1.20%	1.20%

If reasonably possible changes of the respective significant actuarial assumptions occur at the end of reporting periods, while holding all other assumptions constant, the present value of the defined benefit obligation would increase (decrease) as follows:

	December 31
	2018	2017
Discount rates
0.5% increase	$(1,240,406)	$(1,214,303)

0.5% decrease	$1,318,726	$1,290,356

Expected rates of salary increase
0.5% increase	$1,410,497	$1,378,983

0.5% decrease	$(1,338,223)	$(1,308,417)

The sensitivity analysis presented above may not be representative of the actual change in the present value of the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated. There is no change in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

	December 31
	2018	2017
The expected contributions to the plan for the next year	$2,229,507	$4,385,344

The average duration of the defined benefit obligation	6.5 years	6.8 years

As of December 31, 2018, the Company’s maturity analysis of the undiscounted benefit payments was as follows:

Year	Amount
2019	$2,731,188
2020	6,082,705
2021	10,408,925
2022	12,556,781
2023 and thereafter	46,802,776

$78,582,375

26.	EQUITY

a.	Share capital

1)	Common stocks

	December 31
	2018	2017
Number of authorized shares (thousand)	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000

Number of issued and paid shares (thousand)	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465

The issued common stocks of a par value at $10 per share entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholders sold some common stocks of the Company in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of December 31, 2018, the outstanding ADSs were 234,273 thousand common stocks, which equaled 23,427 thousand units and represented 3.02% of the Company’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustments of additional paid-in capital for the years ended December 31, 2018 and 2017 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution due to Privatization	Total
Balance on January 1, 2017	$147,329,386	$76,972	$390,030	$84,850	$13,170	$20,648,078	$168,542,486
Change in additional paid-in capital from investments in subsidiaries, associates and joint ventures accounted for using equity method	—	13,965	—	321	—	—	14,286
Partial disposal of interests in subsidiaries	—	—	—	76,393	—	—	76,393
Unclaimed dividend	—	—	—	—	3,023	—	3,023
Treasury stock transfer of subsidiaries	—	—	26,900	—	—	—	26,900
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	—	801,727	—	—	—	801,727
Other change in additional paid-in capital in subsidiaries	—	—	84	—	—	—	84
Share-based payment transactions of subsidiaries	—	—	1,984	—	—	—	1,984

Balance on December 31, 2017	147,329,386	90,937	1,220,725	161,564	16,193	20,648,078	169,466,883
Unclaimed dividend	—	—	—	—	2,455	—	2,455
Change in additional paid-in capital from investments in subsidiaries, associates and joint ventures accounted for using equity method	—	(1,044)	—	109,310	—	—	108,266
Partial disposal of interests in subsidiaries	—	—	—	716,737	—	—	716,737
Treasury stock transfer of subsidiaries	—	—	54,934	—	—	—	54,934
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	—	776,713	—	—	—	776,713
Share-based payment transactions of subsidiaries	—	—	10,776	—	—	—	10,776

Balance on December 31, 2018	$147,329,386	$89,893	$2,063,148	$987,611	$18,648	$20,648,078	$171,136,764

Additional paid-in capital from share premium, donated capital and the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be utilized to offset deficits. Furthermore, when the Company has no deficit, it may be distributed in cash or capitalized, which however is limited to a certain percentage of the Company’s paid-in capital except the additional paid-in capital arising from unclaimed dividend can only be utilized to offset deficits.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits.

Among additional paid-in capital from movements of investments in associates and joint ventures accounted for using equity method, the portion arising from the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be utilized to offset deficits; furthermore, when the Company has no deficit, it may be distributed in cash or capitalized. However, other additional paid-in capital recognized in proportion of share ownership may only be utilized to offset deficits.

c.	Retained earnings and dividends policy

In accordance with the the Company’s Articles of Incorporation, the Company must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income before distributing a dividend or making any other distribution to stockholders, except when the accumulated amount of such legal reserve equals to the Company’s total issued capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. No less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed as stockholders’ dividends, of which cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

The Company should appropriate or reverse a special reserve in accordance with Rule No. 1010012865 and Rule No. 1010047490 issued by the FSC and the directive entitled “Questions and Answers on Special Reserves Appropriated Following the Adoption of Taiwan-IFRSs”. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of the Company’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations of the 2017 and 2016 earnings of the Company approved by the stockholders in their meetings on June 15, 2018 and on June 23, 2017 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2017	For Fiscal Year 2016	For Fiscal Year 2017	For Fiscal Year 2016
Provision for (reversal of) special reserve	$(5,404)	$5,404
Cash dividends	37,204,714	38,336,525	$4.796	$4.9419

The appropriations of earnings for 2018 had been proposed by the Company’s Board of Directors on March 19, 2019. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)
Cash dividends	$34,745,603	$4.479

The appropriations of earnings for 2018 are subject to the resolution of the stockholders’ meeting planned to be held on June 21, 2019. Information of the appropriation of the Company’s earnings proposed by the Board of Directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Other adjustments

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain or loss on available-for-sale financial assets

Balance on January 1, 2017	$(50,885)
Unrealized gain or loss on available-for-sale financial assets	619,512
Share of unrealized loss on available-for-sale financial assets of subsidiaries, associates and joint ventures accounted for using equity method	(10,518)

Balance on December 31, 2017 under IAS 39	558,109
Effect of retrospective application of IFRS 9	(558,109)

Balance on January 1, 2018 under IFRS 9	$—

3)	Unrealized gain or loss on financial assets at FVOCI

Year Ended December 31, 2018
Balance on January 1, 2018 under IAS 39	$—
Effect of retrospective application of IFRS 9	883,420

Balance on January 1, 2018 under IFRS 9	883,420
Unrealized gain or loss for the year
Equity instruments	(345,148)

Balance on December 31, 2018	$538,272

27.	REVENUES

Year Ended December 31, 2018
Revenue from contracts with customers	$184,335,136

Other revenues
Rental income	705,623
Other	290,940

996,563

$185,331,699

The information of performance obligations in customer contracts, please refer to Note 3 Summary of Significant Accounting Policies for details.

a.	Disaggregation of revenue

2018

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total
Main Products and Service Revenues
Mobile services revenue	$—	$67,868,502	$—	$—	$—	$67,868,502
Sales of products	1,731,703	9,878,434	—	8,299	—	11,618,436
Local telephone and domestic long distance telephone services revenue	30,018,026	—	—	—	—	30,018,026
Broadband access and domestic leased line services revenue	22,489,839	—	—	—	—	22,489,839
Data Communications internet services revenue	—	—	19,784,304	—	—	19,784,304
International network and leased telephone services revenue	—	—	—	8,329,981	—	8,329,981
Others	12,036,469	268,469	8,200,599	3,597,271	123,240	24,226,048

	$66,276,037	$78,015,405	$27,984,903	$11,935,551	$123,240	$184,335,136

b.	Contract balances

December 31, 2018
Trade notes and accounts receivable (Note 10)	$27,851,879

Contract assets
Products and service bundling	$2,225,636
Other	101,890
Less: Loss allowance	(6,381)

$2,321,145

Current	$1,653,886
Noncurrent	667,259

$2,321,145

Contract liabilities
Telecommunications business	$8,443,296
Project business	4,439,286
Products and service bundling	28,689
Other	231,812

$13,143,083

Current	$10,686,892
Noncurrent	2,456,191

$13,143,083

The changes in the contract asset and the contract liability balances primarily result from the timing difference between the satisfaction of performance obligations and the payments collected from customers. Significant changes of contract assets and liabilities recognized resulting from product and service bundling were as follows:

Year Ended December 31, 2018
Contract assets
Net increase of customer contracts	$1,266,174
Reclassified to trade receivables	(2,483,958)

$(1,217,784)

Contract liabilities
Net increase of customer contracts	$22,162
Recognized as revenues	(34,567)

$(12,405)

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. Contract assets will be reclassified to trade receivables when the corresponding invoice is billed to the client. Contract assets have substantially the same risk characteristics as the trade receivables of the same types of contracts. Therefore, the Company concluded that the expected loss rates for trade receivables can be applied to the contract assets.

Revenue recognized for the period that was included in the contract liability at the beginning of the period was as follows:

Year Ended December 31, 2018
Telecommunications business	$7,147,288
Project business	619,731
Others	142,940

$7,909,959

c.	Incremental costs of obtaining contracts

December 31, 2018
Noncurrent
Incremental costs of obtaining contracts	$7,620,704

The Company considered the past experience and the default clauses in the telecommunications service contract and believes the commissions and equipment subsidy paid for obtaining contracts are expected to be recoverable; therefore, incremental costs of obtaining contracts are recognized as an asset. Amortization expense of incremental costs of obtaining contracts for the year ended December 31, 2018 was $9,958,119 thousand.

d.	Remaining Performance Obligations

As of December 31, 2018, the aggregate amount of transaction price allocated to performance obligations for non-cancellable telecommunications service contracts that are unsatisfied is $43,939,076 thousand. The Company expects to recognize revenue when service is provided over contract terms in the next 36 months, $27,789,924 thousand, $12,944,606 thousand and $3,204,546 thousand for 2019, 2020 and 2021, respectively. The variable consideration collected from customers on nonrecurring basis resulting from exceeded usage from monthly fee and revenue recognized for contracts that the Company has a right to consideration from customers in the amount corresponding directly with the value to the customers of the Company’s performance completed to date have been excluded from the disclosure of remaining performance obligations.

As of December 31, 2018, the aggregate amount of transaction price allocated to performance obligations for non-cancellable project business contracts that are unsatisfied is $20,831,032 thousand. The Company recognizes revenues when the project business contract is completed and accepted by customers. The Company expects to recognize such revenue of $3,542,079 thousand, $12,854,531 thousand and $4,434,422 thousand in 2019, 2020 and 2021, respectively. Project business contracts whose expected duration are less than a year have been excluded from the aforementioned disclosure.

2017

The main source of revenue of the Company includes various telecommunications services in different streams. The information of disaggregation of revenue please refer to Note 40.

28.	NET INCOME AND OTHER COMPREHENSIVE INCOME (LOSS)

a.	Net income

1)	Other income and expenses

	Year Ended December 31
	2018	2017
Gain (loss) on disposal of property, plant and equipment	$151,309	$(101,798)
Reversal of impairment loss on investment properties	19,133	10,979

	$170,442	$(90,819)

2)	Other income

	Year Ended December 31
	2018	2017
Dividend income	$389,651	$322,158
Others	131,526	339,892

	$521,177	$662,050

3)	Other gains and losses

	Year Ended December 31
	2018	2017
Net foreign currency exchange gain (loss)	$22,375	$(45,133)
Loss on disposal of investments accounted for using equity method	—	(223)
Valuation gain (loss) on financial assets and liabilities at fair value through profit or loss, net	(25,961)	1,262
Others	(61,108)	(29,830)

	$(64,694)	$(73,924)

4)	Impairment loss (reversal of impairment loss)

	Year Ended December 31
	2018	2017
Contract assets	$6,381	$—

Trade notes and accounts receivable	$786,250	$572,409

Other receivables	$96,213	$65,390

Inventories	$352,833	$45,285

Investment properties	$(19,133)	$(10,979)

5)	Depreciation and amortization expenses

	Year Ended December 31
	2018	2017
Property, plant and equipment	$26,846,702	$27,566,593
Investment properties	20,777	20,831
Intangible assets	4,312,043	3,693,706
Incremental costs of obtaining contracts	9,958,119	—

Total depreciation and amortization expenses	$41,137,641	$31,281,130

Depreciation expenses summarized by functions
Operating costs	$25,585,731	$26,009,009
Operating expenses	1,281,748	1,578,415

	$26,867,479	$27,587,424

Amortization expenses summarized by functions
Operating costs	$14,090,573	$3,459,018
Marketing expenses	99,161	137,149
General and administrative expenses	60,526	73,515
Research and development expenses	19,902	24,024

	$14,270,162	$3,693,706

6)	Employee benefit expenses

	Year Ended December 31
	2018	2017
Post-employment benefit
Defined contribution plans	$274,252	$243,614
Defined benefit plans	2,950,495	2,831,347

	3,224,747	3,074,961

Other employee benefit
Salaries	20,376,978	20,127,088
Insurance	2,025,300	2,064,757
Others	12,369,640	13,598,839

	34,771,918	35,790,684

Total employee benefit expenses	$37,996,665	$38,865,645

Summary by functions
Operating costs	$21,972,929	$22,628,602
Operating expenses	16,023,736	16,237,043

	$37,996,665	$38,865,645

The Company distributes employees’ compensation at the rates from 1.7% to 4.3% and remuneration to directors not higher than 0.17%, respectively, of pre-tax income. As of December 31, 2018, the payables of the employees’ compensation and of the remuneration to directors were $1,404,264 thousand and $38,216 thousand, respectively. Such amounts have been approved by the Company’s Board of Directors on March 19, 2019 and will be reported to the stockholders in their meeting planned to be held on June 21, 2019.

If there is a change in the proposed amounts after the annual financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2017 and 2016 approved by the Board of Directors on March 13, 2018 and March 7, 2017, respectively, were as follows.

	2017	2016
	Cash	Cash
Compensation distributed to the employees	$1,596,012	$1,702,164
Remuneration paid to the directors	40,750	42,087

There was no difference between the initial accrual amounts and the amounts proposed in the Board of Directors in 2018 and 2017 of the aforementioned compensation to employees and the remuneration to directors.

Information of the appropriation of the Company’s employees compensation and remuneration to directors and those approved by the Board of Directors is available on the Market Observation Post System website.

b.	Reclassification adjustments of other comprehensive income (loss)

Year Ended December 31, 2017
Cash flow hedges
Gain arising during the year	$3,896
Reclassification adjustments included in profit or loss	(1,748)
Adjusted against the carrying amount of hedged items	(2,411)

$(263)

29.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Year Ended December 31
	2018	2017
Current tax
Current tax expenses recognized for the year	$7,751,176	$7,522,334
Income tax adjustments on prior years	5,419	—
Income tax on unappropriated earnings	298	29
Others	6,874	11,895

	7,763,767	7,534,258
Deferred tax
Deferred tax expenses recognized for the year	200,763	(103,687)
Income tax adjustments on prior years	19,766	—
Change in tax rate	31,060	—

Income tax expense recognized in profit or loss	$8,015,356	$7,430,571

Reconciliation of accounting profit and income tax expense was as follows:

	Year Ended December 31
	2018	2017
Income before income tax	$43,516,978	$46,304,476

Income tax expense calculated at the statutory rate (20% and 17% in 2018 and 2017, respectively)	$8,703,396	$7,871,761
Nondeductible income and expenses in determining taxable income	10,422	25,064
Tax-exempt income	(580,553)	(278,423)
Investment credits	(188,773)	(199,755)
Income tax on unappropriated earnings	298	29
Adjustments of tax expense on prior years	25,185	—
Change in tax rate	31,060	—
Others	14,321	11,895

Income tax expense recognized in profit or loss	$8,015,356	$7,430,571

In 2017, the applicable corporate income tax rate used by the Company is 17%.

Income Tax Act in the ROC was amended in February 2018 and the corporate income tax rate is adjusted from 17% to 20%. Such amendment is effective from 2018. In addition, the rate of the corporate surtax applicable to 2018 unappropriated earnings is reduced from 10% to 5%.

b.	Income tax benefit recognized in other comprehensive income

	Year Ended December 31
	2018	2017
Deferred tax
Remeasurement on defined benefit plan	$(240,294)	$(341,878)
Change in tax rate	(205,017)	—

Total income tax benefit recognized in other comprehensive income	$(445,311)	$(341,878)

c.	Current tax liabilities

	December 31
	2018	2017
Current tax liabilities
Income tax payable	$4,070,910	$4,438,738

d.	Deferred income tax assets and liabilities

The movements of deferred income tax assets and liabilities were as follows:

For the year ended December 31, 2018

	January 1, 2018	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2018
Deferred income tax assets
Temporary differences
Defined benefit obligation	$1,706,451	$133,659	$445,311	$2,285,421
Allowance for doubtful receivables over quota	287,279	144,259	—	431,538
Deferred revenue	105,741	5,188	—	110,929
Impairment loss on property, plant and equipment	112,219	(18,808)	—	93,411
Accrued award credits liabilities	15,388	(1,475)	—	13,913
Valuation loss on inventory	13,393	60,448	—	73,841
Estimated warranty liabilities	9,919	942	—	10,861
Unrealized foreign exchange loss, net	13,024	(13,024)	—	—

(Continued)

	January 1, 2018	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2018
Trade-in right	$14,887	$(4,552)	$—	$10,335
Others	823	10,927	—	11,750

	$2,279,124	$317,564	$445,311	$3,041,999

Deferred income tax liabilities
Temporary differences
Land value incremental tax	$94,986	$—	$—	$94,986
Unrealized foreign exchange gain, net	—	499	—	499
Defined benefit obligation	1,264,554	566,774	—	1,831,328
Deferred revenue for award credits	28,810	1,880	—	30,690

	$1,388,350	$569,153	$—	$1,957,503

(Concluded)

For the year ended December 31, 2017

	January 1, 2017	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2017
Deferred income tax assets
Temporary differences
Defined benefit obligation	$1,358,629	$5,944	$341,878	$1,706,451
Allowance for doubtful receivables over quota	228,138	59,141	—	287,279
Deferred revenue	117,193	(11,452)	—	105,741
Impairment loss on property, plant and equipment	122,632	(10,413)	—	112,219
Accrued award credits liabilities	19,926	(4,538)	—	15,388
Valuation loss on inventory	8,153	5,240	—	13,393
Estimated warranty liabilities	8,074	1,845	—	9,919
Unrealized foreign exchange loss, net	—	13,024	—	13,024
Trade-in right	—	14,887	—	14,887
Others	117	706	—	823

	$1,862,862	$74,384	$341,878	$2,279,124

(Continued)

	January 1, 2017	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2017
Deferred income tax liabilities
Temporary differences
Land value incremental tax	$94,986	$—	$—	$94,986
Unrealized foreign exchange gain, net	9,239	(9,239)	—	—
Defined benefit obligation	1,267,738	(3,184)	—	1,264,554
Deferred revenue for award credits	45,690	(16,880)	—	28,810

	$1,417,653	$(29,303)	$—	$1,388,350

(Concluded)

e.	All deductible temporary differences were recognized as deferred tax assets in the balance sheets.

f.	Income tax examinations

Income tax returns of the Company have been examined by the tax authorities through 2015.

30.	EARNINGS PER SHARE

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Year Ended December 31
	2018	2017
Net income used to compute the basic earnings per share	$35,501,622	$38,873,905
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(6,333)	(459)

Net income used to compute the diluted earnings per share	$35,495,289	$38,873,446

Weighted Average Number of Common Stocks

(Thousand Shares)

	Year Ended December 31
	2018	2017
Weighted average number of common stocks used to compute the basic earnings per share	7,757,447	7,757,447

(Continued)

	Year Ended December 31
	2018	2017
Assumed conversion of all dilutive potential common stocks
Employee compensation	9,062	10,486

Weighted average number of common stocks used to compute the diluted earnings per share	7,766,509	7,767,933

(Concluded)

Because the Company may settle the employee compensation in shares or cash, the Company shall presume that it will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the approval of the number of shares to be distributed to employees as compensation in the following year.

31.	NON-CASH TRANSACTIONS

For the years ended December 31, 2018 and 2017, the Company entered into the following non-cash investing activities:

	Year Ended December 31
	2018	2017
Increase in property, plant and equipment	$26,837,323	$25,273,333
Changes in other payables	653,256	436,055

	$27,490,579	$25,709,388

32.	OPERATING LEASE ARRANGEMENTS

a.	The Company as lessee

Except for the ST-2 satellite referred in Note 35 to the financial statements, the Company entered into several lease agreements for base stations located all over in Taiwan. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	December 31
	2018	2017
Within one year	$3,066,871	$2,969,769
Longer than one year but within five years	5,572,686	5,208,180
Longer than five years	695,162	752,335

	$9,334,719	$8,930,284

b.	The Company as lessor

The Company leases out some land and buildings. The future aggregate minimum lease collection under non-cancellable operating leases are as follows:

	December 31
	2018	2017
Within one year	$324,788	$382,715
Longer than one year but within five years	613,868	683,609
Longer than five years	206,433	242,799

	$1,145,089	$1,309,123

33.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt and the equity of the Company.

The Company is required to maintain minimum paid-in capital amount as prescribed by the applicable laws.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital.

According to the management’s suggestion, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing outstanding shares, and proceeds from new debt or repayment of debt.

34.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value measurement guidance establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

The Company considers that the carrying amounts of financial assets and liabilities not measured at fair value approximate their fair values or the fair values cannot be reliable estimated, no financial instruments need to be disclosed on balance sheet date.

b.	Financial instruments that are measured at fair value on a recurring basis

December 31, 2018

	Level 1	Level 2	Level 3	Total
Hedging financial assets	$—	$1,069	$—	$1,069

Financial assets at FVTPL
Non-listed stocks	$—	$—	$517,362	$517,362

Financial assets at FVOCI
Equity investment	$2,899,843	$—	$3,633,210	$6,533,053

Financial liabilities at FVTPL
Derivatives	$—	$897	$—	$897

December 31, 2017

	Level 1	Level 2	Level 3	Total
Financial liabilities at FVTPL
Derivatives	$—	$94	$—	$94

Hedging derivative financial liabilities	$—	$850	$—	$850

Available-for-sale financial assets
Listed securities
Equity investments	$3,071,198	$—	$—	$3,071,198

There were no transfers between Levels 1 and 2 for the years ended December 31, 2018 and 2017.

The reconciliations for financial assets measured at Level 3 are listed below:

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance at January 1, 2018 (IAS 39)	$—	$—	$—
The effect on retrospective adjustment of applying IFRS 9	542,521	3,725,187	4,267,708

Balance at January 1, 2018 (IFRS 9)	542,521	3,725,187	4,267,708

(Continued)

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Acquisition	$—	$89,580	$89,580
Recognized in profit or loss under “Other gains and losses”	(25,159)	—	(25,159)
Recognized in other comprehensive income under “Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income”	—	(174,867)	(174,867)
Proceed from return of investees	—	(6,690)	(6,690)

Balance at December 31, 2018	$517,362	$3,633,210	$4,150,572

Unrealized loss in 2018	$(25,159)

(Concluded)

The fair values of financial assets and financial liabilities of Level 2 are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)

For derivatives, fair values are estimated using discounted cash flow model. Future cash flows are estimated based on observable inputs including forward exchange rates at the end of the reporting periods and the forward and spot exchange rates stated in the contracts, discounted at a rate that reflects the credit risk of various counterparties.

The fair values of non-listed domestic and foreign equity investments were Level 3 financial assets, and determined using the market approach by reference the Price-to-Book ratios (P/B ratios) of peer companies that traded in active market or using assets approach. The significant unobservable inputs used were listed in the table below. A decrease in discount for the lack of marketability or noncontrolling interests discount would result in increases in the fair values.

December 31, 2018
Discount for lack of marketability	20%
Noncontrolling interests discount	25%

If the inputs to the valuation model were changed to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair values of equity investments would increase as below table. When related discounts increase, the fair value of equity investments would be the negative amount of the same amount.

December 31, 2018
Discount for lack of marketability 5% decrease	$259,411

Noncontrolling interests discount 5% decrease	$36,465

Categories of Financial Instruments

	December 31
	2018	2017
Financial assets
Measured at FVTPL
Mandatorily measured at FVTPL	$517,362	$—
Hedging financial assets	1,069	—
Loans and receivables (Note a)	—	55,601,658
Available-for-sale financial assets (Note b)	—	5,482,936
Financial assets at amortized cost (Note a)	53,922,997	—
Financial assets at FVOCI	6,533,053	—

Financial liabilities
Measured at FVTPL
Held for trading	897	94
Hedging financial liabilities	—	850
Measured at amortized cost (Note c)	36,930,268	36,464,843

Note a:

The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets and refundable deposits (classified as other noncurrent assets) which were loans and receivables. Such amounts are reclassified as financial assets at amortized cost upon the application of IFRS 9 starting from 2018.

Note b:	The balances included financial assets carried at cost which were classified as available-for-sale financial assets.

Note c:	The balances included trade notes and accounts payable, payables to related parties, partial other payables and customers’ deposits which were financial liabilities carried at amortized cost.

Financial Risk Management Objectives

The main financial instruments of the Company include equity investments, trade notes and accounts receivable as well as trade notes and accounts payable. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. Those derivatives are used to hedge the risks of exchange rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

The Company reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the Board of Directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates were as follows:

	December 31
	2018	2017
Assets
USD	$4,757,950	$4,827,655
EUR	29,102	27,364
SGD	986	—
JPY	329	15,650
Liabilities
USD	6,698,663	4,737,033
EUR	1,216,812	1,322,803
SGD	49,977	96,482
JPY	14,448	11,510

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	December 31
	2018	2017
Assets
EUR	$1,069	$—
Liabilities
EUR	897	944

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies USD, EUR, SGD, and JPY listed above.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Year Ended December 31
	2018	2017
Profit or loss
Monetary assets and liabilities (a)
USD	$(97,036)	$4,531
EUR	(59,386)	(64,772)
SGD	(2,450)	(4,824)
JPY	(706)	207
Derivatives (b)
EUR	9,596	3,454
Equity
Derivatives (c)
EUR	8,644	7,048

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.

b)	This is mainly attributable to the forward exchange contracts.

c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, it would have equal but opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets at the balance sheet dates were as follows:

	December 31
	2018	2017
Fair value interest rate risk
Financial assets	$18,087,241	$19,895,493
Cash flow interest rate risk
Financial assets	2,698,729	1,346,739

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $6,747 thousand and $3,367 thousand for the years ended December 31, 2018 and 2017, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets.

3)	Other price risk

The Company is exposed to equity price risks arising from holding other company’s equity. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income for the year ended December 31, 2018 would have increased/decreased by $25,868 thousand and $326,653 thousand as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVTOCI, respectively. If equity prices had been 5% higher/lower, other comprehensive income would have increased/decreased by $153,560 thousand as a result of the changes in fair value of available-for-sale financial assets for the year ended December 31, 2017.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in balance sheet as of the balance sheet date.

The Company has large trade receivables outstanding with its customers. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. The Company has implemented ongoing measures including enhancing credit assessments and strengthening overall risk management to reduce its credit risk. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As the Company serves a large number of unrelated consumers, the concentration of credit risk was limited.

c.	Liquidity risk

The Company manages and maintains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
December 31, 2018
Non-derivative financial liabilities
Non-interest bearing	—	$38,774,958	$—	$2,590,721	$4,635,193	$—	$46,000,872

(Continued)

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
December 31, 2017
Non-derivative financial liabilities
Non-interest bearing	—	$39,011,338	$—	$2,881,562	$4,582,587	$—	$46,475,487

(Concluded)

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
December 31, 2018
Gross settled
Forward exchange contracts
Inflow	$—	$238,302	$126,401	$—	$364,703
Outflow	—	238,459	126,072	—	364,531

	$—	$(157)	$329	$—	$172

December 31, 2017
Gross settled
Forward exchange contracts
Inflow	$—	$173,068	$36,654	$—	$209,722
Outflow	—	174,021	36,645	—	210,666

	$—	$(953)	$9	$—	$(944)

2)	Financing facilities

	December 31
	2018	2017
Unsecured bank loan facility
Amount used	$—	$—
Amount unused	40,307,150	40,297,600

	$40,307,150	$40,297,600

35.	RELATED PARTIES TRANSACTIONS

The ROC Government, one of the Company’s customers, has significant equity interest in the Company. The Company provides fixed-line services, wireless services, internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. The transactions with the ROC government bodies have not been disclosed because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Senao International Co., Ltd. (“SENAO”)	Subsidiary
Light Era Development Co., Ltd.	Subsidiary
Donghwa Telecom Co., Ltd.	Subsidiary
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	Subsidiary
Chunghwa System Integration Co., Ltd. (“CHSI”)	Subsidiary
Chunghwa Investment Co., Ltd. (“CHI”)	Subsidiary
CHIEF Telecom, Inc. (“CHIEF”)	Subsidiary
CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Subsidiary
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Subsidiary
Spring House Entertainment Tech. Inc. (“SHE”)	Subsidiary
Chunghwa Telecom Global, Inc.	Subsidiary
Chunghwa Telecom Vietnam Co., Ltd.	Subsidiary
Smartfun Digital Co., Ltd.	Subsidiary
Chunghwa Telecom Japan Co., Ltd.	Subsidiary
Chunghwa Sochamp Technology Inc.	Subsidiary
Honghwa International Co., Ltd.	Subsidiary
Chunghwa Leading Photonics Tech. Co., Ltd. (“CLPT”)	Subsidiary
Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	Subsidiary
CHT Security Co., Ltd.(“CHTSC”)	Subsidiary
New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary
Senao International (Samoa) Holding Ltd. (“SIS”)	Subsidiary of SENAO
Youth Co., Ltd.	Subsidiary of SENAO
Aval Technologies Co., Ltd.	Subsidiary of SENAO
ISPOT Co., Ltd.	Subsidiary of SENAO
Youyi Co., Ltd.	Subsidiary of SENAO
SENYOUNG Insurance Agent Co., Ltd.	Subsidiary of SENAO
Unigate Telecom Inc.	Subsidiary of CHIEF
Chief International Corp.	Subsidiary of CHIEF
Shanghai Chief Telecom Co., Ltd.	Subsidiary of CHIEF
Concord Technology Co., Ltd. (“Concord”)	Subsidiary of CHSI
Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Subsidiary of CHI
Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary of Concord
Chunghwa Precision Test Tech. USA Corporation	Subsidiary of CHPT
CHPT Japan Co., Ltd.	Subsidiary of CHPT
Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Subsidiary of CHPT
Senao International HK Limited (“SIHK”)	Subsidiary of SIS
Senao Trading (Fujian) Co., Ltd.	Subsidiary of SIHK
Senao International Trading (Shanghai) Co., Ltd.	Subsidiary of SIHK
Senao International Trading (Jiangsu) Co., Ltd.	Subsidiary of SIHK
Senao International Trading (Shanghai) Co., Ltd.	Subsidiary of SIHK
Chunghwa Hsingta Co., Ltd. (“CHC”)	Subsidiary of Prime Asia
Chunghwa Telecom (China) Co., Ltd.	Subsidiary of CHC

(Continued)

Company	Relationship
Jiangsu Zhenhua Information Technology Company, LLC.	Subsidiary of CHC
Shanghai Taihua Electronic Technology Limited	Subsidiary of CHPT (International)
Taoyuan Asia Silicon Valley Innovation Co, Ltd.	Subsidiary of LED
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
KKBOX Taiwan Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
UUPON Inc.	Associate
Viettel-CHT Co., Ltd.	Associate
International Integrated System, Inc.	Associate
Alliance Digital Tech Co., Ltd.	Associate
Taiwan International Ports Logistics Corporation	Associate
Chunghwa PChome Fund I Co., Ltd.	Associate
Cornerstone Ventures Co., Ltd.	Associate
Click Force Co., Ltd.	Associate of CHYP
ST-2 Satellite Ventures Pte., Ltd.	Associate of CHTS
Huada Digital Corporation	Joint venture
Chunghwa Benefit One Co., Ltd.	Joint venture
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by the Company exceeds one third of its total funds

(Concluded)

b.

Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Year Ended December 31
	2018	2017
Subsidiaries	$3,006,332	$2,623,703
Associates	224,681	276,461
Joint ventures	—	39
Others	3,843	4,375

	$3,234,856	$2,904,578

	Operating Costs and Expenses
	Year Ended December 31
	2018	2017
Subsidiaries	$9,688,175	$18,018,012
Associates	1,270,638	1,119,991
Joint ventures	—	2,247
Others	57,700	51,700

	$11,016,513	$19,191,950

2)	Non-operating transactions

	Non-operating Income and Expenses
	Year Ended December 31
	2018	2017
Subsidiaries	$11,255	$8,378
Associates	44	62
Others	—	2

	$11,299	$8,442

3)	Receivables

	December 31
	2018	2017
Subsidiaries	$814,642	$978,718
Associates	3,217	27,724
Others	15	—

	$817,874	$1,006,442

4)	Payables

	December 31
	2018	2017
Subsidiaries	$3,533,243	$3,562,820
Associates	909,969	660,245

	$4,443,212	$4,223,065

5)	Customers’ deposits

	December 31
	2018	2017
Subsidiaries	$14,765	$9,536
Associates	5,925	5,700

	$20,690	$15,236

6)	Acquisition of property, plant and equipment

	Year Ended December 31
	2018	2017
Subsidiaries	$632,002	$428,004
Associates	311,519	367,294

	$943,521	$795,298

7)	Prepayments

The Company entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand), including a prepayment of $3,067,711 thousand, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011, and began its official operation in August 2011. The total rental expense for the year ended December 31, 2018 was $394,289 thousand, which consisted of an offsetting credit of the prepayment of $204,398 thousand and an additional accrual of $189,891 thousand. The total rental expense for the year ended December 31, 2017 was $391,691 thousand, which consisted of an offsetting credit of the prepayment of $204,398 thousand and an additional accrual of $187,293 thousand. The prepaid rents (classified as prepayments) as of December 31, 2018 and 2017 were as follows:

	December 31
	2018	2017
Prepaid rents—current	$204,398	$204,398
Prepaid rents—noncurrent	1,345,623	1,550,021

	$1,550,021	$1,754,419

The Company sold the land with a carrying value of $936,016 thousand to LED at the consideration of $2,421,932 thousand in 2008. However, since the gain on disposal of land amounting to $1,485,916 thousand is unrealized, the gain was recognized as deferred credit—profit on intercompany transactions. There is no gain arising from disposal of land recognized in 2018 and 2017. The unrealized gain on disposal of land amounted to $83,859 thousand (classified as other noncurrent liabilities) as of December 31, 2018.

c.	Compensation of key management personnel

The compensation of directors and key management personnel was as follows:

	Year Ended December 31
	2018	2017
Short-term employee benefits	$70,793	$64,569
Post-employment benefits	6,266	5,532

	$77,059	$70,101

The compensation of directors and key executives was mainly determined by the compensation committee having regard to the performance of individual and market trends.

36.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

As of December 31, 2018, the Company’s significant commitments and contingent liabilities, excluding those disclosed in other notes, were as follows:

a.	Acquisitions of land and buildings of $134,766 thousand.

b.	Acquisitions of telecommunications equipment of $16,931,437 thousand.

c.

A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by the Company on August 15, 1996 (classified as other monetary assets—noncurrent). If the fund is not sufficient, the Company will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

37.	SIGNIFICANT SUBSEQUENT EVENTS

The participation of establishing Next Commercial Bank Co., Ltd. (“NCB”) was approved by the Company’s Board of Directors in January 2019. The Company expects to invest $4,500,000 thousand at most in NCB’s common stock and the Company’s equity ownership interest in NCB will be no more than 45%. The establishment of NCB is subject to the approval of FSC.

38.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The information of significant assets and liabilities denominated in foreign currencies was as follows:

	December 31, 2018
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies

Monetary items
Cash
USD	$5,753	30.72	$176,709
EUR	822	35.20	28,924
SGD	44	22.48	986
JPY	1,183	0.278	329
Accounts receivable
USD	149,153	30.72	4,581,241
EUR	5	35.20	178
Non-monetary items
Investments accounted for using equity method
USD	39,191	30.72	1,203,739
HKD	412,944	3.921	1,619,155
JPY	225,275	0.278	62,626
VND	327,166,873	0.0012	392,601
RMB	43,122	4.47	192,841
THB	99,592	0.9532	94,931
Liabilities denominated in foreign currencies

Monetary items
Accounts payable
USD	218,091	30.72	6,698,663
EUR	34,569	35.20	1,216,812
SGD	2,223	22.48	49,977
JPY	51,972	0.278	14,448

	December 31, 2017
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies

Monetary items
Cash
USD	$3,548	29.76	$105,575
EUR	730	35.57	25,955
SGD	—	22.26	—
JPY	24,195	0.264	6,387
Accounts receivable
USD	158,672	29.76	4,722,080
EUR	40	35.57	1,409
JPY	35,088	0.264	9,263
Non-monetary items
Investments accounted for using equity method
USD	39,026	29.76	1,161,422
HKD	401,191	3.807	1,527,333
JPY	184,583	0.264	48,730
VND	305,041,176	0.00119	362,999
RMB	46,495	4.565	212,251
Liabilities denominated in foreign currencies

Monetary items
Accounts payable
USD	159,175	29.76	4,737,033
EUR	37,189	35.57	1,322,803
SGD	4,334	22.26	96,482
JPY	43,599	0.264	11,510

The unrealized foreign currency exchange gains and losses were gain of $2,495 thousand and loss of $76,791 thousand for the years ended December 31, 2018 and 2017, respectively. Due to the various foreign currency transactions of the Company, foreign exchange gains and losses cannot be disclosed by the respective significant foreign currency.

39.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the FSC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held (excluding investments in subsidiaries, associates and joint ventures): Please see Table 2.

d.	Marketable securities acquired and disposed of at costs or prices at least $300 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: Please see Table 4.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 5.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 6.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investment in Mainland China): Please see Table 7.

j.	Derivative instruments transactions: Please see Notes 7, 20 and 34.

k.	Investment in Mainland China: Please see Table 8.

40.	SEGMENT INFORMATION

The Company has the following reportable segments that provide different products or services. The reportable segments are managed separately because each segment represents a strategic business unit that serves different markets. Segment information is provided to CEO who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before income tax. The Company’s reportable segments are as follows:

a.	Domestic fixed communications business—the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

b.	Mobile communications business—the provision of mobile services, sales of mobile handsets and data cards, and related services;

c.	Internet business—the provision of HiNet services and related services;

d.	International fixed communications business—the provision of international long distance telephone services and related services;

e.	Others—the provision of non-telecom services and the corporate related items not allocated to reportable segments.

Some operating segments have been aggregated into a single operating segment taking into account the following factors: (a) similar economic characteristics such as long-term gross profit margins; (b) the nature of the telecommunications products and services are similar; (c) the nature of production processes of the telecommunications products and services are similar; (d) the type or class of customer for the telecommunications products and services are similar; and (e) the methods used to provide the services to the customers are similar.

There was no material differences between the accounting policies of the operating segments and the accounting policies described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenues and operating results of continuing operations was as follows:

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total
Year ended December 31, 2018
Revenues
From external customers	$67,003,798	$78,078,487	$28,051,785	$11,950,325	$247,304	$185,331,699
Intersegment revenues	16,871,612	1,359,403	3,818,619	1,837,410	12,384	23,899,428

Segment revenues	$83,875,410	$79,437,890	$31,870,404	$13,787,735	$259,688	209,231,127

Intersegment elimination						(23,899,428)

Revenues						$185,331,699

Segments operating costs and expenses	$63,026,647	$53,619,339	$13,198,074	$11,688,750	$3,603,417	$145,136,227

Segment income (loss) before income tax	$19,412,472	$12,749,895	$11,294,421	$837,939	$(777,749)	$43,516,978

Year ended December 31, 2017
Revenues
From external customers	$71,596,500	$85,633,294	$27,303,824	$12,215,615	$236,541	$196,985,774
Intersegment revenues	22,052,441	1,807,132	4,060,618	1,913,157	8,141	29,841,489

Segment revenues	$93,648,941	$87,440,426	$31,364,442	$14,128,772	$244,682	226,827,263

Intersegment elimination						(29,841,489)

Revenues						$196,985,774
Segments operating costs and expenses	$66,938,259	$57,472,306	$12,940,636	$11,852,687	$3,545,330	$152,749,218

Segment income (loss) before income tax	$24,898,201	$11,632,004	$10,651,722	$879,433	$(1,756,884)	$46,304,476

Other Segment Information

Other information reviewed by the chief operating decision maker or regularly provided to the chief operating decision maker was as follows:

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total
Year ended December 31, 2018
Share of profits of subsidiaries, associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$2,579,961	$2,579,961

Interest revenue	$17,535	$405	$1,598	$1,453	$93,896	$114,887

Interest expenses	$—	$—	$—	$—	$267	$267

Depreciation and amortization	$15,027,196	$21,673,682	$2,982,357	$1,282,464	$171,942	$41,137,641

Capital expenditure	$12,692,526	$10,602,879	$2,662,238	$1,229,362	$303,574	$27,490,579

Reversal of impairment loss on investment properties	$19,133	$—	$—	$—	$—	$19,133

Year ended December 31, 2017
Share of profits of subsidiaries, associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$1,417,413	$1,417,413

Interest revenue	$21,282	$221	$1,447	$809	$129,446	$153,205

Interest expenses	$—	$4	$—	$—	$1	$5

Depreciation and amortization	$15,614,051	$10,870,275	$3,247,442	$1,332,325	$217,037	$31,281,130

Capital expenditure	$11,647,266	$9,646,459	$2,650,181	$1,461,668	$303,814	$25,709,388

Reversal of impairment loss on investment properties	$10,979	$—	$—	$—	$—	$10,979

Main Products and Service Revenues

	Year Ended December 31
	2018	2017
Mobile services revenue	$67,868,502	$75,813,668
Local telephone and domestic long distance telephone services revenue	30,018,026	32,275,544
Broadband access and domestic leased line services revenue	22,489,839	23,059,794
Data Communications internet services revenue	19,784,304	19,849,463
Sale of products	11,618,436	11,004,050
International network and leased telephone services revenue	8,329,981	8,902,641
Others	25,222,611	26,080,614

	$185,331,699	$196,985,774

Geographic Information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services. The geographic information for revenues was as follows:

	Year Ended December 31
	2018	2017
Taiwan, ROC	$178,258,528	$190,022,997
Overseas	7,073,171	6,962,777

	$185,331,699	$196,985,774

The Company does not have material noncurrent assets in foreign operations.

Major Customers

As of December 31, 2018 and 2017, the Company did not have any single customer whose revenue exceeded 10% of the total revenues.

TABLE 1

CHUNGHWA TELECOM CO., LTD.

ENDORSEMENTS/GUARANTEES PROVIDED

YEAR ENDED DECEMBER 31, 2018

(Amounts in Thousands of New Taiwan Dollars)

No. (Note 1)	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)
1	Senao International Co., Ltd.	Youth Co., Ltd.	b	$580,807	$200,000	$—	$—	$—	—	$2,904,039	Yes	No	No	Notes 3, 4 and 5
		ISPOT Co., Ltd.	b	580,807	150,000	—	—	—	—	2,904,039	Yes	No	No	Notes 3, 4 and 6
		Aval Technologies Co., Ltd.	b	580,807	300,000	300,000	300,000	—	5.17	2,904,039	Yes	No	No	Notes 3 and 4

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	A company with which it does business.

b.	A company in which the Company directly and indirectly holds more than 50 percent of the voting shares.

c.	A company that directly and indirectly holds more than 50 percent of the voting shares in the Company.

d.	Companies in which the Company holds, directly or indirectly, 90% or more of the voting shares.

e.

The Company fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.

f.	All capital contributing shareholders make endorsements/ guarantees for their jointly invested company in proportion to their shareholding percentages.

g.

Companies in the same industry provide among themselves joint and several security for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 10% of the net assets value of the latest financial statements of Senao International Co., Ltd.

Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide is up to 50% of the net assets value of the latest financial statements of Senao International Co., Ltd.

Note 5:	Senao International Co., Ltd. dissolved the endorsement or guarantee to Youth Co., Ltd. in August 2018.

Note 6:	Senao International Co., Ltd. retrieved the guarantee letter and dissolved the endorsement or guarantee to ISPOT Co., Ltd. in August 2018.

TABLE 2

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

DECEMBER 31, 2018

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2018				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets at FVOCI	172,927	$3,485,638	12	$3,485,638	—
	Innovation Works Development Fund, L.P.	—	Financial assets at FVTPL	—	224,452	4	224,452	—
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets at FVOCI	5,252	21,930	17	21,930	—
	Global Mobile Corp.	—	Financial assets at FVOCI	7,617	—	3	—	—
	Innovation Works Limited	—	Financial assets at FVOCI	1,000	2,850	2	2,850	—
	RPTI Intergroup International Ltd.	—	Financial assets at FVOCI	4,765	—	10	—	—
	Taiwan mobile payment Co., Ltd.	—	Financial assets at FVOCI	1,200	4,837	2	4,837	—
	Taiwania Capital Buffalo Fund Co., Ltd.	—	Financial assets at FVTPL	300,000	292,910	13	292,910	—
	China Airlines Ltd.	—	Financial assets at FVOCI	263,622	2,899,843	5	2,899,843	Note 2
	4 Gamers Entertainment Inc.	—	Financial assets at FVOCI	136	117,955	19.9	117,955	—
Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets at FVOCI	1,200	9,768	9	9,768	—
CHIEF Telecom Inc.	Stocks
	3 Link Information Service Co., Ltd.	—	Financial assets at FVOCI	374	930	10	930	—
Chunghwa Investment Co., Ltd.	Stocks
	Tatung Technology Inc.	—	Financial assets at FVOCI	4,571	117,360	11	117,360	—
	iSing99 Inc.	—	Financial assets at FVOCI	10,000	52,574	7	52,574	—
	Powertec Energy Corp.	—	Financial assets at FVOCI	20,000	208,016	2	208,016	—
Chunghwa Hsingta Co., Ltd.	Stocks
	Cotech Engineering Fuzhou Corp.	—	Financial assets at FVOCI	—	10,802	5	10,802	—

Note 1:	Showed at carrying amounts with fair value adjustments.

Note 2:	Fair value was based on the closing price on December 28, 2018.

TABLE 3

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2018

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
					Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value	Gain on Disposal	Shares (Thousands/ Thousand Units)	Amount
Chunghwa Investment Co., Ltd.	Stocks
	Chunghwa Precision Test Tech. Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	12,558	$2,207,100 (Note 1)	—	$—	1,328	$1,041,689	$240,953 (Note 1)	$800,736 (Note 2)	11,230	$2,106,738 (Note 1)

Note 1:	Including share of profit and other comprehensive income of associates accounted for using equity method.

Note 2:	Differences arising from equity transactions are included in additional paid-in capital.

TABLE 4

CHUNGHWA TELECOM CO., LTD.

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST $300 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2018

(Amounts in Thousands of New Taiwan Dollars)

Buyer	Property	Event Date	Transaction Amount	Payment Status	Counterparty	Relationship	Information on Previous Title Transfer If Counterparty is a Related Party				Pricing Reference	Purpose of Acquisition	Other Terms
							Property Owner	Relationship	Transaction Date	Amount
Chunghwa Precision Test Tech. Co., Ltd.	Headquarters	2017.7.29- 2018.12.22	$539,695	Monthly settlement based on the construction progress and acceptance	Fu Tsu Construction Co., Ltd.	—	Not applicable	Not applicable	Not applicable	Not applicable	Bidding, price comparison and price negotiation	Manufacturing purpose	None

TABLE 5

CHUNGHWA TELECOM CO., LTD.

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2018

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes / Accounts Payable or Receivable
			Purchase/Sales (Note 1)	Amount (Note 2)	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 3)	% to Total
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$2,090,888	1	30 days	$—	—	$249,014	1
			Purchase	1,440,824	1	30-90 days	—	—	(916,854)	(5)
	CHIEF Telecom Inc.	Subsidiary	Sales	332,872	—	30 days	—	—	38,387	—
			Purchase	286,267	—	60 days	—	—	(37,417)	—
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	1,008,233	1	30 days	—	—	(629,455)	(3)
	CHYP Multimedia Marketing & Communications Co., Ltd	Subsidiary	Purchase	136,855	—	30 days	—	—	(25,116)	—
	Honghwa International Co., Ltd.	Subsidiary	Purchase	5,422,154	5	30-60 days	—	—	(1,059,239)	(6)
	Donghwa Telecom Co., Ltd.	Subsidiary	Sales	211,604	—	30 days	—	—	118,861	—
			Purchase	531,116	—	90 days	—	—	(189,148)	(1)
	Chunghwa Telecom Global, Inc.	Subsidiary	Purchase	337,300	—	90 days	—	—	(43,990)	—
	Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Sales	150,673	—	30 days	—	—	102,253	—
			Purchase	189,339	—	90 days	—	—	(76,002)	—
	CHT Security Co., Ltd.	Subsidiary	Purchase	323,704	—	30 days	—	—	(97,675)	(1)
	ST-2 Satellite Ventures Pte. Ltd.	Associate	Purchase	394,289	—	30 days	—	—	(47,729)	—
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	677,295	1	30-90 days	—	—	(595,028)	(3)
	So-net Entertainment Taiwan Limited	Associate	Sales	158,158	—	60 days	—	—	7	—
	International Integrated System, Inc.	Associate	Purchase	160,307	—	30 days	—	—	(105,834)	(1)
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	6,570,414	21	30-90 days	—	—	924,130	51
			Purchase	1,904,795	7	30 days	—	—	(214,199)	(8)
	Senao Networks, Inc.	Associate	Sales	114,267	—	30 days	—	—	5,407	—
	Youth Co., Ltd.	Subsidiary	Sales	125,862	—	90 days	—	—	41,157	2
	Aval Technologies Co., Ltd.	Subsidiary	Purchase	297,248	1	30 days	—	—	(533)	—
CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	286,267	13	60 days	—	—	37,417	18
			Purchase	332,191	25	30 days	—	—	(38,387)	(31)

(Continued)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes / Accounts Payable or Receivable
			Purchase/Sales (Note 1)	Amount (Note 2)	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 3)	% to Total
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	$1,733,260	87	30 days	—	—	$628,180	85
CHYP Multimedia Marketing & Communications Co., Ltd	Chunghwa Telecom Co., Ltd.	Parent company	Sales	136,855	31	30 days	—	—	22,871	33
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	5,422,154	96	30-60 days	—	—	1,059,239	99
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	531,116	44	90 days	—	—	189,148	98
			Purchase	211,604	18	30 days	—	—	(118,861)	(83)
Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	337,300	56	90 days	—	—	43,990	70
Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	189,339	15	90 days	—	—	76,002	21
			Purchase	150,673	13	30 days	—	—	(102,253)	(37)
CHT Security Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	345,563	91	30 days	—	—	97,677	70

Note 1:	Purchase included acquisition of services costs.

Note 2:

The differences were because Chunghwa Telecom Co., Ltd. and subsidiaries classified the amount as incremental costs of obtaining contracts, inventories, property, plant and equipment, intangible assets, and operating expenses.

Note 3:	Notes and accounts receivable did not include the amounts collected for others and other receivables.

Note 4:

Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

(Concluded)

TABLE 6

CHUNGHWA TELECOM CO., LTD.

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2018

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$446,718	11.28	$—	—	$431,727	$—
	Donghwa Telecom Co., Ltd.	Subsidiary	118,861	2.14	—	—	45,483	—
	Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	102,253	1.40	—	—	102,253	—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,210,922	6.15	—	—	545,921	—
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	628,180	2.94	—	—	478,332	—
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,059,239	5.23	—	—	634,207	—
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	189,148	5.37	—	—	68,792	—

Note:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.

TABLE 7

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

YEAR ENDED DECEMBER 31, 2018

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2018			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1, 2 and 3)	Note
				December 31, 2018	December 31, 2017	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	$1,065,813	$1,065,813	71,773	28	$1,607,436	$403,281	$107,306	Subsidiary
	Light Era Development Co., Ltd.	Taiwan	Planning and development of real estate and intelligent buildings, and property management	3,000,000	3,000,000	300,000	100	3,853,824	8,051	8,051	Subsidiary
	Donghwa Telecom Co., Ltd.	Hong Kong	International private leased circuit, IP VPN service, and IP transit services	1,567,453	1,567,453	402,590	100	1,619,155	45,204	45,204	Subsidiary
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International private leased circuit, IP VPN service, and IP transit services	574,112	574,112	26,383	100	915,532	141,993	141,993	Subsidiary
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing system integration services and telecommunications equipment	838,506	838,506	60,000	100	738,139	16,226	21,487	Subsidiary
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	459,652	468,326	39,426	57	1,694,950	484,604	298,169	Subsidiary
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	3,152,229	201,712	176,542	Subsidiary
	Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	385,274	385,274	1	100	192,841	(1,911)	(1,911)	Subsidiary
	Honghwa International Co., Ltd.	Taiwan	Telecommunication engineering, sales agent of mobile phone plan application and other business services	180,000	180,000	18,000	100	465,889	221,203	211,985	Subsidiary
	CHYP Multimedia Marketing & Communications Co., Ltd.	Taiwan	Digital information supply services and advertisement services	150,000	150,000	15,000	100	197,996	25,318	25,318	Subsidiary
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	148,275	148,275	—	100	106,091	(1,471)	(1,471)	Subsidiary
	Chunghwa Telecom Global, Inc.	United States	International private leased circuit, internet services, and transit services	70,429	70,429	6,000	100	288,207	58,899	61,154	Subsidiary
	CHT Security Co., Ltd.	Taiwan	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	240,000	240,000	24,000	80	237,927	4,633	(2,078)	Subsidiary

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2018			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1, 2 and 3)	Note
				December 31, 2018	December 31, 2017	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	Chunghwa Telecom (Thailand) Co., Ltd.	Thailand	International private leased circuit, IP VPN service, ICT and cloud VAS services	$100,000	$100,000	1,000	100	$94,931	$(2,669)	$(2,669)	Subsidiary
	Spring House Entertainment Tech. Inc.	Taiwan	Software design services, internet contents production and play, and motion picture production and distribution	62,209	62,209	10,277	56	98,298	7,906	4,431	Subsidiary
	Chunghwa leading Photonics Tech Co., Ltd.	Taiwan	Production and sale of electronic components and finished products	70,500	70,500	7,050	75	98,763	24,908	24,514	Subsidiary
	Smartfun Digital Co., Ltd.	Taiwan	Providing diversified family education digital services	65,000	65,000	6,500	65	72,031	9,931	8,215	Subsidiary
	Chunghwa Telecom Japan Co., Ltd.	Japan	International private leased circuit, IP VPN service, and IP transit services	17,291	17,291	1	100	62,626	11,103	11,103	Subsidiary
	Chunghwa Sochamp Technology Inc.	Taiwan	Design, development and production of Automatic License Plate Recognition software and hardware	20,400	20,400	2,040	51	(6,233)	5,169	3,964	Subsidiary
	International Integrated System, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	32	310,842	76,335	23,307	Associate
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	286,510	215,549	64,681	Associate
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	216,439	195,155	133,299	Associate
	KKBOX Taiwan Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	147,360	22,268	7,269	Associate
	So-net Entertainment Taiwan Limited	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	119,956	51,233	15,717	Associate
	KingwayTek Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	69,013	69,013	6,993	26	134,925	38,427	7,427	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	49,650	10	19	Associate
	UUPON Inc.	Taiwan	Information technology service and general advertisement service	97,598	97,598	5,400	15	11,432	(38,469)	(5,786)	Associate
	Alliance Digital Tech Co., Ltd.	Taiwan	Development of mobile payments and information processing service	60,000	60,000	6,000	14	5,080	(65,337)	(9,408)	Associate
	Chunghwa PChome Fund I Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	200,000	—	20,000	50	198,974	(2,052)	(1,026)	Associate
	Cornerstone Ventures Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	4,900	—	490	49	4,757	(291)	(143)	Associate

(Continued)

				Original Investment Amount		Balance as of December 31, 2018
Investor Company	Investee Company	Location	Main Businesses and Products	December 31, 2018	December 31, 2017	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value	Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1, 2 and 3)	Note
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	$202,758	$202,758	16,579	34	$919,841	$465,415	$156,130	Associate
	Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	2,416,645	2,416,645	81,175	100	470,230	(30,654)	(30,654)	Subsidiary
	UUPON Inc.	Taiwan	Information technology service and general advertisement service	24,000	24,000	2,400	7	5,215	(38,469)	(2,574)	Associate
	Youth Co., Ltd.	Taiwan	Sale of information and communication technologies products	364,950	335,450	8,462	93	206,539	(17,744)	(62,586)	Subsidiary
	Aval Technologies Co., Ltd.	Taiwan	Sale of information and communication technologies products	60,000	60,000	6,510	100	69,934	4,103	4,103	Subsidiary
	SENYOUNG Insurance Agent Co., Ltd.	Taiwan	Property and liability insurance agency	59,000	10,000	5,900	100	50,684	(7,832)	(7,832)	Subsidiary
Light Era Development Co., Ltd.	Taoyuan Asia Silicon Valley Innovation Co., Ltd.	Taiwan	Development of real estate	7,500	—	750	60	5,048	(4,086)	(2,452)	Subsidiary
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunications and internet service	2,000	2,000	200	100	887	(116)	(116)	Subsidiary
	Chief International Corp.	Samoa Islands	Telecommunications and internet service	6,068	6,068	200	100	64,344	11,409	11,409	Subsidiary
Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Investment	—	47,321	—	—	—	—	—	Subsidiary (Note 4)
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunications satellite	409,061	409,061	18,102	38	496,033	292,852	111,077	Associate
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Taiwan	Production and sale of semiconductor testing components and printed circuit board	178,608	199,736	11,230	34	2,106,738	716,024	259,425	Subsidiary
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	19,064	19,422	2,078	3	86,051	484,604	15,873	Associate
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	43,275	403,281	1,503	Associate
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech USA Corporation	United States	Design and after-sale services of semiconductor testing components and printed circuit board	12,636	12,636	400	100	24,881	1,599	1,599	Subsidiary
	CHPT Japan Co., Ltd.	Japan	Related services of electronic parts, machinery processed products and printed circuit board	2,008	2,008	1	100	2,361	123	123	Subsidiary
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Wholesale and retail of electronic materials, and investment	54,450	54,450	1,700	100	43,030	(3,503)	(3,503)	Subsidiary

(Continued)

				Original Investment Amount		Balance as of December 31, 2018
Investor Company	Investee Company	Location	Main Businesses and Products	December 31, 2018	December 31, 2017	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value	Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1, 2 and 3)	Note
Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	$375,274	$375,274	1	100	$195,368	$(1,911)	$(1,911)	Subsidiary
	MeWorks Limited (HK)	Hong Kong	Investment	10,000	10,000	—	20	—	—	—	Associate
Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	International investment	2,393,646	2,393,646	80,440	100	431,552	(30,705)	(30,705)	Subsidiary
	HopeTech Technologies Limited	Hong Kong	Information technology and telecommunications products sales	—	21,177	—	—	—	(330)	(149)	Associate (Note 5)
Youth Co., Ltd.	ISPOT Co., Ltd.	Taiwan	Sale of information and communication technologies products	53,021	53,021	—	100	9,384	(4,979)	(9,830)	Subsidiary
	Youyi Co., Ltd.	Taiwan	Maintenance of information and communication technologies products	21,354	21,354	—	100	17,065	1,642	1,321	Subsidiary
CHYP Multimedia Marketing & Communications Co., Ltd	Click Force Marketing Company	Taiwan	Advertisement services	44,607	44,607	1,078	49	37,876	7,929	1,760	Associate

Note 1:	The amounts were based on audited financial statements.

Note 2:	Recognized gain (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:

Recognized gain (loss) and carrying value of the investees did not include the adjustment of the difference between the accounting treatment on standalone basis and consolidated basis as a result of the application of IFRS 15.

Note 4:	Concord Technology Co., Ltd. was approved to end and dissolve its business in August 2017. The liquidation of Concord was completed in January 2018.

Note 5:	Senao International (Samoa) Holding Ltd disposed all shares of HopeTech Technologies Limited in June 2018.

Note 6:	Investment in mainland China is included in Table 8.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD.

INVESTMENT IN MAINLAND CHINA

YEAR ENDED DECEMBER 31, 2018

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2018	Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2018	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of December 31, 2018	Accumulated Inward Remittance of Earnings as of December 31, 2018	Note
					Outflow	Inflow
Senao Trading (Fujian) Co., Ltd.	Sale of information and communication technologies products	$1,073,170	2	$1,073,170	$—	$—	$1,073,170	$6,382	100	$6,382	$194,021	$—	Note 7
Senao International Trading (Shanghai) Co., Ltd.	Sale of information and communication technologies products	955,838	2	955,838	—	—	955,838	(34,866)	100	(34,866)	79,437	—	—
Senao International Trading (Shanghai) Co., Ltd. (Note 11)	Maintenance of information and communication technologies products	87,540	2	87,540	—	—	87,540	(968)	100	(968)	—	—	Note 8
Senao International Trading (Jiangsu) Co., Ltd.	Sale of information and communication technologies products	263,736	2	263,736	—	—	263,736	124	100	124	87,218	—	Note 9
Chunghwa Telecom (China) Co., Ltd.	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	177,176	2	177,176	—	—	177,176	(971)	100	(971)	53,150	—	—
Jiangsu Zhenghua Information Technology Company, LLC	Providing intelligent energy saving solution and intelligent buildings services	189,410	2	142,057	—	—	142,057	(465)	75	(349)	—	—	Note 10
Shanghai Taihua Electronic Technology Limited	Design of printed circuit board and related consultation service	51,233	2	51,233	—	—	51,233	(3,526)	100	(3,526)	39,893	—	—
Shanghai Chief Telecom Co., Ltd.	Telecommunications and internet service	10,150	1	4,973	—	—	4,973	4,211	49	2,063	7,942	—	—

(Continued)

Investee	Accumulated Investment in Mainland China as of December 31, 2018	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
SENAO and its subsidiaries (Note 3)	$2,380,284	$2,380,284	$3,494,200
Chunghwa Telecom (China) Co., Ltd. (Note 4)	177,176	177,176	231,943,392
Jiangsu Zhenghua Information Technology Company, LLC (Note 4)	142,057	142,057	231,943,392
Shanghai Taihua Electronic Technology Limited (Note 5)	51,233	97,965	3,690,636
Shanghai Chief Telecom Co., Ltd. (Note 6)	4,973	4,973	1,709,614

Note 1:	Investments are divided into three categories as follows:

a.	Direct investment.

b.	Investments through a holding company registered in a third region.

c.	Others.

Note 2:	The amounts were calculated based on the investee’s audited financial statements.

Note 3:	Senao International Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Senao International Co., Ltd.

Note 4:	Chunghwa Telecom (China) Co., Ltd. and Jiangsu Zhenghua Information Technology Company, LLC were calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

Note 5:	Shanghai Taihua Electronic Technology Limited was calculated based on the consolidated net assets value of Chunghwa Precision Test Tech. Co., Ltd.

Note 6:	Shanghai Chief Telecom Co., Ltd. was calculated based on the consolidated net assets value of CHIEF Telecom Inc.

Note 7:	Senao Trading (Fujian) Co., Ltd. was approved to end its business and dissolve in September 2018. The liquidation of Senao Trading (Fujian) Co., Ltd. is still in process.

Note 8:	The liquidation of Senao International Trading (Shanghai) Co., Ltd. was completed in March 2018.

Note 9:	Senao International Trading (Jiangsu) Co., Ltd. was approved to end its business and dissolve in April 2018. The liquidation of Senao International Trading (Jiangsu) Co., Ltd. is still in process.

Note 10:	The liquidation of Jiangsu Zhenhua Information Technology Company, LLC. was completed in December 2018.

Note 11:	The English name is the same as the above entity; however the Chinese name included in the respective Articles of Incorporations is different from the above entity.

(Concluded)

THE CONTENTS OF STATEMENTS OF MAJOR

ACCOUNTING ITEMS

ITEM	STATEMENT INDEX
MAJOR ACCOUNTING ITEMS IN ASSETS, LIABILITIES AND EQUITY
STATEMENT OF CASH AND CASH EQUIVALENTS	1
STATEMENT OF FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS	Note 7 and 2
STATEMENT OF HEDGING FINANCIAL INSTRUMENTS	Note 20
STATEMENT OF TRADE NOTES AND ACCOUNTS RECEIVABLE, NET	3
STATEMENT OF INVENTORIES	4
STATEMENT OF PREPAYMENTS	Note 12
STATEMENT OF OTHER CURRENT MONETARY ASSETS	Note 13
STATEMENT OF OTHER CURRENT ASSETS	Note 19
STATEMENT OF CHANGES IN FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - NONCURRENT	5
STATEMENT OF CHANGES IN INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD	6
STATEMENT OF CHANGES IN PROPERTY, PLANT AND EQUIPMENT	Note 16
STATEMENT OF CHANGES IN INVESTMENT PROPERTIES	Note 17
STATEMENT OF CHANGES IN INTANGIBLE ASSETS	Note 18
STATEMENT OF DEFERRED INCOME TAX ASSETS	Note 29
STATEMENT OF OTHER NONCURRENT ASSETS	Note 19
STATEMENT OF TRADE NOTES AND ACCOUNTS PAYABLE	7
STATEMENT OF OTHER PAYABLES	Note 22
STATEMENT OF PROVISIONS	Note 23
STATEMENT OF DEFERRED INCOME TAX LIABILITIES	Note 29
MAJOR ACCOUNTING ITEMS IN PROFIT OR LOSS
STATEMENT OF REVENUES	Note 40
STATEMENT OF OPERATING COSTS	8
STATEMENT OF OPERATING EXPENSES	9
STATEMENT OF OTHER INCOME AND EXPENSES	Note 28
STATEMENT OF EMPLOYEE BENEFIT, DEPRECIATION AND AMORTIZATION BY FUNCTION	10

STATEMENT 1

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF CASH AND CASH EQUIVALENTS

DECEMBER 31, 2018

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Item	Period	Annual Interest Rate / Earnings Rate		Amount
Cash
Cash on hand				$210,125

Bank deposits
Checking deposits				1,317,786
Demand deposits				2,698,729

				4,016,515

				4,226,640

Cash equivalents
Commercial paper
CTBC Bank Co., Ltd.	2018.12.26-2019.01.10	0.53	%-0.54%	1,099,587
Taiwan Finance Corporation	2018.12.25-2019.01.15	0.54	%-0.56%	999,180
Grand Bills Finance Corporation	2018.12.25-2019.01.10	0.53	%-0.54%	898,755
Taishin International Bank Co., Ltd.	2018.12.24-2019.01.09	0.53	%-0.54%	798,904
Mega Bills Finance Co., Ltd.	2018.12.25-2019.01.10	0.55%		599,473
China Bills Finance Corporation	2018.12.24-2019.01.15	0.57%		499,166
International Bills Finance Corporation	2018.12.25-2019.01.03	0.52%		199,988

				5,095,053

Time deposits	2018.12.21-2019.03.21	0.62%		1,158

Negotiable certificates of deposit	2018.10.22-2019.01.30	0.55	%-0.60%	7,600,000

				12,696,211

				$16,922,851

Note:	Including USD5,753 thousand @30.72, EUR822 thousand @35.20, JPY1,183 thousand @0.278 and SGD44 thousand@22.48.

STATEMENT 2

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF CHANGES IN FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS-NONCURRENT

FOR THE YEAR ENDED DECEMBER 31, 2018

(In Thousands of New Taiwan Dollars)

	Balance, January 1, 2018		Effect of Retrospective Application	Balance, January 1, 2018 as Adjusted	Additions in Investment (Note)		Decrease in Investment (Note)		Balance, December 31, 2018
Investee Company	Shares (In Thousand)	Amount			Shares (In Thousand)	Amount	Shares (In Thousand)	Amount	Shares (In Thousand)	Percentage of Ownership (%)	Amount	Note
Financial assets at fair value through profit or loss
Taiwania Capital Buffalo Fund Co., Ltd.	300,000	$300,000	$—	$300,000	—	$—	—	$7,090	300,000	12.90	$292,910
Innovation Works Development Fund, L.P.	—	242,521	—	242,521	—	—	—	18,069	—	4.44	224,452

		$542,521	$—	$542,521		$—		$25,159			$517,362

Note:	Showed at amounts with fair value adjustments.

STATEMENT 3

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

DECEMBER 31, 2018

(In Thousands of New Taiwan Dollars)

Item	Amount
Mobile phone services revenue	$6,865,753
International call services revenue	6,834,001
Leased line services revenue	3,041,430
Local telephone services revenue	2,208,734
Internet and value-added services revenue	2,601,932
Project services revenue	5,999,355
Others (Note)	2,845,361

30,396,566
Less: Loss allowance	(2,544,687)

$27,851,879

Note:	The amount of individual item included in others does not exceed 5% of the account balance.

STATEMENT 4

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF INVENTORIES

DECEMBER 31, 2018

(In Thousands of New Taiwan Dollars)

	Amount
Item	Cost	Market Price (Note)
Merchandise	$3,645,462	$4,292,322
Project in process	6,826,297	7,503,033

	$10,471,759	$11,795,355

Note:	Amount of net realizable value.

STATEMENT 5

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF CHANGES IN FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME-NONCURRENT

FOR THE YEAR ENDED DECEMBER 31, 2018

(In Thousands of New Taiwan Dollars)

	Balance, January 1, 2018		Effect of Retrospective Application	Balance, January 1, 2018 as Adjusted	Additions in Investment (Note 1)		Decrease in Investment (Note 1)		Balance, December 31, 2018
Investee Company	Shares (In Thousand)	Amount			Shares (In Thousand)	Amount	Shares (In Thousand)	Amount	Shares (In Thousand)	Percentage of Ownership (%)	Amount	Note
Financial assets at fair value through other comprehensive income
Listed stocks
China Airlines Ltd.	263,622	$3,071,198	$—	$3,071,198	—	$—	—	$171,355	263,622	4.86	$2,899,843
Non-listed stocks
Taipei Financial Center Corp.	172,927	1,789,530	1,873,060	3,662,590	—	—	—	176,952	172,927	11.76	3,485,638
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	5,252	40,853	(18,686)	22,167	—	2,430	—	2,667	5,252	16.67	21,930	Note 2
Global Mobile Corp.	7,617	—	—	—	—	—	—	—	7,617	2.76	—
Innovation Works Limited	1,000	26,834	8,138	34,972	—	665	—	32,787	1,000	1.93	2,850	Note 2
RPTI Intergroup International Ltd.	4,765	—	—	—	—	—	—	—	4,765	10.19	—
Taiwan mobile payment Co., Ltd.	1,200	12,000	(6,542)	5,458	—	—	—	621	1,200	2.00	4,837
4 Gamers Entertainment Inc.	—	—	—	—	136	117,955	—	—	136	20.00	117,955	Note 3

		$4,940,415	$1,855,970	$6,796,385		$121,050		$384,382			$6,533,053

Note 1:	Showed at amounts with fair value adjustments.
Note 2:	Proceed from return of investees was included in decrease in investment.
Note 3:	Acquisition of investments was included in additions in investment.

STATEMENT 6

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF CHANGES IN INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

FOR THE YEAR ENDED DECEMBER 31, 2018

(In Thousands of New Taiwan Dollars)

							Increase (Decrease) in Using the Equity Method			Balance, December 31, 2018
	Balance, January 1, 2018		Additions in Investment		Decrease in Investment			Effect of Application of IFRS 9	Effect of Application of IFRS 15		Percentage of Ownership (%)		Market Value / Net Asset Value
Investee Company	Shares (In Thousand)	Amount	Shares (In Thousand)	Amount	Shares (In Thousand)	Amount				Shares (In Thousand)		Amount		Note
Investments accounted for using equity method Subsidiaries
Listed stocks
Senao International Co., Ltd.	71,773	$1,678,240	—	$—	—	$227,249	$156,447	$—	$(1,271,809)	71,773	28	$335,629	$2,512,055	Notes 2 and 3
CHIEF Telecom Inc.	40,170	858,313	—	—	744	212,764	1,051,094	(1,693)	—	39,426	57	1,694,950	5,933,613	Notes 2, 3 and 4
Non-listed stocks
Light Era Development Co., Ltd.	300,000	3,855,359	—	—	—	9,586	8,051	—	—	300,000	100	3,853,824	3,858,807	Notes 1 and 3
Donghwa Telecom Co., Ltd.	402,590	1,527,333	—	—	—	—	91,822	—	—	402,590	100	1,619,155	1,619,155	Note 1
Chunghwa Telecom Singapore Pte., Ltd.	26,383	848,442	—	—	—	106,955	174,045	—	—	26,383	100	915,532	915,532	Notes 1 and 3
Chunghwa System Integration Co., Ltd.	60,000	715,610	—	—	—	—	22,529	—	—	60,000	100	738,139	637,093	Note 1
Chunghwa Investment Co., Ltd.	68,085	2,316,100	—	—	—	102,128	933,974	4,283	—	68,085	89	3,152,229	3,228,330	Notes 1 and 3
Prime Asia Investments Group Ltd. (B.V.I)	1	212,251	—	—	—	—	(7,835)	(11,575)	—	1	100	192,841	192,841	Note 1
Honghwa International Co., Ltd.	18,000	459,096	—	—	—	205,191	211,984	—	(8,440)	18,000	100	457,449	477,002	Notes 1 and 3
CHYP Multimedia Marketing & Communications Co., Ltd.	15,000	194,808	—	—	—	22,130	25,318	—	—	15,000	100	197,996	197,996	Notes 1 and 3
Spring House Entertainment Tech. Inc.	10,277	93,907	—	—	—	—	4,391	—	—	10,277	56	98,298	82,564	Note 1
Chunghwa Telecom Global, Inc.	6,000	218,982	—	—	—	—	69,225	—	—	6,000	100	288,207	287,142	Note 1
Chunghwa Telecom Vietnam Co., Ltd.	—	106,676	—	—	—	—	(585)	—	—	—	100	106,091	106,091	Note 1
Smartfun Digital Co., Ltd.	6,500	73,049	—	—	—	9,232	8,214	—	—	6,500	65	72,031	73,011	Notes 1 and 3

(Continued)

							Increase (Decrease) in Using the Equity Method			Balance, December 31, 2018
	Balance, January 1, 2018		Additions in Investment		Decrease in Investment			Effect of Application of IFRS 9	Effect of Application of IFRS 15		Percentage of Ownership (%)		Market Value / Net Asset Value
Investee Company	Shares (In Thousand)	Amount	Shares (In Thousand)	Amount	Shares (In Thousand)	Amount				Shares (In Thousand)		Amount		Note
Chunghwa Telecom Japan Co., Ltd.	1	$48,730	—	$—	—	$—	$13,896	$—	$—	1	100	$62,626	$62,626	Note 1
Chunghwa Sochamp Technology Inc.	2,040	(10,197)	—	—	—	—	3,964	—	—	2,040	51	(6,233)	7,187	Note 1
Chunghwa Leading Photonics Tech. Co., Ltd.	7,050	98,007	—	—	—	23,759	24,515	—	—	7,050	75	98,763	111,232	Notes 1 and 3
Chunghwa Telecom (Thailand) Co., Ltd.	1,000	93,998	—	—	—	—	933	—	—	1,000	100	94,931	94,931	Note 1
CHT Security Co., Ltd.	24,000	240,007	—	—	—	—	(2,080)	—	—	24,000	80	237,927	243,732	Note 1

		13,628,711		—		918,994	2,789,902	(8,985)	(1,280,249)			14,210,385

Associates
Non-listed stocks
International Integrated System, Inc.	22,498	296,333	—	—	—	8,999	23,508	—	—	22,498	32	310,842	275,820	Notes 1 and 3
Viettel-CHT Co., Ltd.	—	256,323	—	—	—	36,603	66,790	—	—	—	30	286,510	286,376	Notes 1 and 3
Taiwan International Standard Electronics Co., Ltd.	1,760	136,885	—	—	—	56,123	135,677	—	—	1,760	40	216,439	354,398	Notes 1 and 3
KKBOX Taiwan Co., Ltd.	4,438	139,741	—	—	—	—	7,619	—	—	4,438	30	147,360	108,061	Note 1
So-net Entertainment Taiwan Limited	9,429	104,171	—	—	—	—	15,785	—	—	9,429	30	119,956	102,101	Note 1
KingwayTek Technology Co., Ltd.	5,926	128,269	1,067	—	—	770	7,426	—	—	6,993	26	134,925	104,632	Notes 1, 3 and 5
Alliance Digital Tech Co., Ltd.	6,000	14,488	—	—	—	—	(9,408)	—	—	6,000	14	5,080	8,636	Note 1
UUPON Inc.	5,400	17,218	—	—	—	—	(5,786)	—	—	5,400	15	11,432	11,432	Note 1
Taiwan International Ports Logistics Corporation	8,000	49,631	—	—	—	—	19	—	—	8,000	27	49,650	49,675	Note 1

(Continued)

							Increase (Decrease) in Using the Equity Method			Balance, December 31, 2018
	Balance, January 1, 2018		Additions in Investment		Decrease in Investment			Effect of Application of IFRS 9	Effect of Application of IFRS 15		Percentage of Ownership (%)		Market Value / Net Asset Value
Investee Company	Shares (In Thousand)	Amount	Shares (In Thousand)	Amount	Shares (In Thousand)	Amount				Shares (In Thousand)		Amount		Note
Chunghwa PChome Fund I Co., Ltd.	—	—	20,000	200,000	—	—	(1,026)	—	—	20,000	50	198,974	198,974	Notes 1 and 6
Cornerstone Ventures Co., Ltd.	—	—	490	4,900	—	—	(143)	—	—	490	49	4,757	4,757	Notes 1 and 6

		1,143,059		204,900		102,495	240,461	—	—			1,485,925

		$14,771,770		$204,900		$1,021,489	$3,030,363	$(8,985)	$(1,280,249)			$15,696,310

Note 1:	The amounts of net asset value were based on audited financial statements.

Note 2:	Fair value was based on the closing price at the end of 2018.

Note 3:	Decrease in investment was cash dividends paid.

Note 4:	Decrease in investment was partial disposal of interests in subsidiary.

Note 5:	Additions in shares of investment was stock dividends paid.

Note 6:	Additions in investment was investment in new company.

(Concluded)

STATEMENT 7

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF TRADE NOTES AND ACCOUNTS PAYABLE

DECEMBER 31, 2018

(In Thousands of New Taiwan Dollars)

Item	Amount
International call allocation expenses	$6,523,179
Payable of spare parts for equipment	2,008,383
Payable of products	189,856
Other (Note)	8,052,059

$16,773,477

Note:	The amount of each item in others does not exceed 5% of the account balance.

STATEMENT 8

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF OPERATING COSTS

FOR THE YEAR ENDED DECEMBER 31, 2018

(In Thousands of New Taiwan Dollars)

Item	Amount
Depreciation	$25,585,731
Amortization	14,090,573
Cost of products	12,270,166
Salaries	11,748,400
Interconnection and call transfer fees	7,529,457
Repair, maintenance and warranty expenses	7,055,568
Compensation	6,181,706
Other (Note)	34,368,334

$118,829,935

Note:	The amount of each item in others does not exceed 5% of the account balance.

STATEMENT 9

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF OPERATING EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2018

(In Thousands of New Taiwan Dollars)

Item	Marketing	General and Administrative	Research and Development	Expected Credit Loss	Total
Salaries	$6,063,241	$1,164,404	$1,400,933	$—	$8,628,578
Compensation	3,213,047	602,092	736,526	—	4,551,665
Professional service fee	1,538,028	188,240	201,461	—	1,927,729
Outsourcing fee	1,238,664	3,810	3,103	—	1,245,577
Marketing and Promotion expenses	929,948	—	—	—	929,948
Depreciation	720,323	358,884	202,541	—	1,281,748
Expected credit loss	—	—	—	888,844	888,844
Other (Note)	5,104,552	1,109,607	638,044	—	6,852,203

	$18,807,803	$3,427,037	$3,182,608	$888,844	$26,306,292

Note:	The amount of each item in others does not exceed 5% of the account balance.

STATEMENT 10

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF EMPLOYEE BENEFIT, DEPRECIATION AND AMORTIZATION BY FUNCTION

FOR THE YEAR ENDED DECEMBER 31, 2018 AND 2017

(In Thousands of New Taiwan Dollars)

	Year Ended December 31, 2018			Year Ended December 31, 2017
	Classified as Operating Costs	Classified as Operating Expenses	Total	Classified as Operating Costs	Classified as Operating Expenses	Total
Employee benefit expenses
Salaries	$11,748,400	$8,628,578	$20,376,978	$11,712,162	$8,414,926	$20,127,088
Insurance	1,167,127	858,173	2,025,300	1,198,640	866,117	2,064,757
Pension	1,918,414	1,306,333	3,224,747	1,839,712	1,235,249	3,074,961
Remuneration to directors	—	43,478	43,478	—	45,647	45,647
Others	7,138,988	5,187,174	12,326,162	7,878,088	5,675,104	13,553,192

	$21,972,929	$16,023,736	$37,996,665	$22,628,602	$16,237,043	$38,865,645

Depreciation	$25,585,731	$1,281,748	$26,867,479	$26,009,009	$1,578,415	$27,587,424

Amortization	$14,090,573	$179,589	$14,270,162	$3,459,018	$234,688	$3,693,706

Note:	The Company had 22,134 and 22,469 employees, including 10 and 9 non-employee directors as of December 31, 2018 and 2017, respectively.